Exhibit 99.1

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended May 31, 2012

(Expressed in United States dollars)

Management Report on Internal Control over Financial Reporting

The management of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Petaquilla’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

An internal control material weakness is a deficiency, or aggregation of deficiencies, such that the risk of material misstatements in financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work. An internal control significant deficiency, or aggregation of deficiencies, is one that could result in a misstatement of the financial statements that is more than inconsequential.

The Company’s management assessed the effectiveness of Petaquilla’s internal controls over financial reporting as of May 31, 2012.

In making the assessment of internal control over financial reporting, the Company’s management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Petaquilla’s management believes that, as of May 31, 2012 (“the Evaluation Date”), the Company’s internal control over financial reporting was effective as of the Evaluation Date based on those criteria.

During the period covered by this report, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting, as of May 31, 2012, has been audited by Ernst & Young LLP, Independent Registered Accountants, who also audited the Company’s consolidated financial statements for the year ended May 31, 2012, as stated in their report which appears on the following page.

PETAQUILLA MINERALS LTD.

By:	/s/ Ezequiel Sirotinsky	By:	/s/ Joao Manuel
	Ezequiel Sirotinsky, Chief Financial Officer		Joao Manuel, Chief Executive Officer
	(principal financial and accounting officer)		(principal executive officer)

INDEPENDENT AUDITORS’ REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited the accompanying consolidated financial statements of Petaquilla Minerals Ltd., which comprise the consolidated statements of financial position as at May 31, 2012 and 2011, and June 1, 2010, and the consolidated statements of operations and comprehensive income (loss), changes in equity (deficiency) and cash flows for the years ended May 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Petaquilla Minerals Ltd. as at May 31, 2012 and 2011, and June 1, 2010, and its financial performance and its cash flows for the years ended May 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Petaquilla Minerals Ltd.'s internal control over financial reporting as of May 31, 2012, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 29, 2012 expressed an unqualified opinion on Petaquilla Minerals Ltd.'s internal control over financial reporting.

/s/ Ernst & Young LLP
Vancouver, Canada,	Chartered Accountants
August 29, 2012.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited Petaquilla Minerals Ltd.’s internal control over financial reporting as of May 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Petaquilla Minerals Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Petaquilla Minerals Ltd.’s maintained, in all material respects, effective internal control over financial reporting as of May 31, 2012, based on the COSO criteria.

Other matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as at May 31, 2012 and 2011 and June 1, 2010 and the consolidated statements of operations and comprehensive income (loss), changes in equity (deficiency) and cash flows for the years ended May 31, 2012 and 2011 of Petaquilla Minerals Ltd. and our report dated August 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Vancouver, Canada,	Chartered Accountants
August 29, 2012.

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	May 31,	May 31,	June 1,
	2012	2011	2010
		(Note 33)	(Note 33)
	($)	($)	($)

Assets (Note 15)
Current assets
Cash and cash equivalents	1,975,660	5,712,792	4,625,649
Short-term investments	340,000	200,000	-
Receivables, prepaids and other (Notes 6 and 9)	4,525,236	1,969,158	806,478
Inventories (Note 7)	15,446,317	11,657,676	3,634,715
Assets held for distribution to owners (Notes 8 and 22)	16,532,176	-	-
	38,819,389	19,539,626	9,066,842
Investments (Note 15)	2,300,000	2,400,000	-
Inventories (Note 7)	14,077,466	2,228,405	1,107,316
Other assets (Notes 9 and 11)	6,710,884	10,012,015	1,383,169
Exploration and evaluation assets (Note 12)	31,170,407	-	-
Mineral property, plant and equipment (Note 13)	93,173,045	94,553,369	78,700,875

Total Assets	186,251,191	128,733,415	90,258,202

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Notes 14 and 24)	44,211,407	30,318,558	17,586,683
Current portion of long-term debt (Note 15)	4,927,642	2,399,261	75,912,212
Current portion of other liabilities (Note 16)	1,396,856	1,424,290	5,184,816
Current portion of deferred revenue (Note 17)	14,216,977	9,246,437	-
Liabilities held for distribution to owners (Notes 8 and 22)	15,841,613	-	-
	80,594,495	43,388,546	98,683,711
Long-term debt (Note 15)	5,515,608	12,290,550	520,464
Accounts payable (Note 14)	-	1,866,667	-
Other liabilities (Note 16)	5,681,936	6,703,799	6,453,281
Share purchase warrants (Note 19)	499,826	11,064,020	5,030,904
Deferred revenue (Note 17)	26,750,484	33,390,472	-
Derivative obligation (Note 17)	217,000	-	-
Provision for closure and reclamation (Note 18)	11,062,579	9,630,851	4,816,121
	130,321,928	118,334,905	115,504,481

Shareholders’ equity (deficiency)
Equity (deficiency) attributed to shareholders of the Company	48,454,407	7,891,354	(25,246,279)
Equity attributed to non-controlling interests	7,474,856	2,507,156	-
	55,929,263	10,398,510	(25,246,279)

Total liabilities and shareholders’ equity (deficiency)	186,251,191	128,733,415	90,258,202

Commitments and contingencies (Notes 28 and 30) Subsequent events (Note 32)
On behalf of the Board:

Richard Fifer, Director	David Kaplan, Director

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars)

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
		(Note 33)
	($)	($)

Revenues (Notes 22 and 31)	94,297,396	71,708,685
Costs of operations
Production costs (Notes 22 and 24)	(44,064,034)	(39,157,086)
Depreciation and depletion	(15,301,328)	(12,510,346)

	34,932,034	20,041,253

Expenses
General and administrative (Note 24)	14,228,500	10,088,183
Donations and community relations	1,542,860	1,707,190
Exploration and evaluation costs	9,903,665	9,269,306
Share-based payments (Notes 19 and 24)	514,799	919,856
Other operating expenses (Notes 17 and 19)	-	4,385,816

	(26,189,824)	(26,370,351)

Earnings (loss) from operations	8,742,210	(6,329,098)

Finance income (expenses), net (Note 20)	(2,174,462)	(533,888)
Non-operating income (expenses) (Note 21)	15,851,886	3,019,470
	13,677,424	2,485,582

Net income (loss)	22,419,634	(3,843,516)
Net income (loss) attributed to:
Shareholders of the Company	20,626,200	(1,336,360)
Non-controlling interests	1,793,434	(2,507,156)

Other comprehensive income (loss) (Note 11)	(5,187,200)	449,572

Net Comprehensive income (loss)	17,232,434	(3,393,944)
Net Comprehensive income (loss) attributed to:
Shareholders of the Company	15,439,000	(886,788)
Non-controlling interests	1,793,434	(2,507,156)

Basic earnings (loss) per share (Note 23)	0.10	(0.01)
Diluted earnings (loss) per share (Note 23)	0.10	(0.01)

Weighted average number of common shares outstanding - basic (Note 23)	201,472,561	146,404,334
Weighted average number of common shares outstanding - diluted (Note 23)	206,560,782	146,404,334

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(Expressed in United States dollars)

	Number of	Share	Treasury	Other Reserves	Share	Accumulated	Accumulated	Attributed to	Non-	Total Equity
	Common	Capital	Shares (1)		Purchase	Other	Deficit	Shareholders	controlling
	Shares				Warrants	Comprehensive		of the	Interests
						Loss		Company
		($)	($)	($)	($)	($)	($)	($)	($)	($)

Balance at June 1, 2010 (Note 33)	125,281,951	102,535,295	(122,193)	16,190,925	1,319,147	-	(145,169,453)	(25,246,279)	-	(25,246,279)
Non-brokered private placement, net of finders’ fees	32,000,000	12,273,198	-	-	-	-	-	12,273,198	-	12,273,198
Finders’ options issued	-	-	-	-	1,031,232	-	-	1,031,232	-	1,031,232
Issue of shares on exercise of share options	593,750	225,614	-	-	-	-	-	225,614	-	225,614
Reclassification of grant date fair value on exercise of share options	-	276,184	-	(276,184)	-	-	-	-	-	-
Issue of shares on exercise of share purchase warrants	18,553,800	11,988,810	-	-	-	-	-	11,988,810	-	11,988,810
Reclassification of grant date fair value on exercise of share purchase warrants	-	13,522,125	-	-	(922,103)	-	-	12,600,022	-	12,600,022
Share-based payments	-	-	-	919,857	-	-	-	919,857	-	919,857
Net loss	-	-	-	-	-	-	(3,393,944)	(5,901,100)	2,507,156	(3,393,944)

Balance at May 31, 2011 (Note 33)	176,429,501	140,821,226	(122,193)	16,834,598	1,428,276	-	(148,563,397)	7,891,354	2,507,156	10,398,510

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(Expressed in United States dollars)

	Number of	Share	Treasury	Other Reserves	Share	Accumulated	Accumulated	Attributed to	Non-	Total Equity
	Common	Capital	Shares (1)		Purchase	Other	Deficit	Shareholders	controlling
	Shares				Warrants	Comprehensive		of the	Interests
						Loss		Company
		($)	($)	($)	($)	($)	($)	($)	($)	($)

Balance at June 1, 2011	176,429,501	140,821,226	(122,193)	16,834,598	1,428,276	-	(148,563,397)	7,891,354	2,507,156	10,398,510
Issue of shares on acquisition of Iberian Resources Corp. (“Iberian”) (Note 11)	44,635,225	34,784,409	-	-	-	-	-	34,784,409	-	34,784,409
Issue of share options on acquisition of Iberian (Note 11)	-	-	-	1,905,969	-	-	-	1,905,969	-	1,905,969
Issue of share purchase warrants on acquisition of Iberian (Note 11)	-	-	-	-	785,974	-	-	785,974	-	785,974
Treasury shares on acquisition of Iberian (Note 11)	-	-	(8,634,926)	-	-	-	-	(8,634,926)	-	(8,634,926)
Treasury shares on dilution of investment in Azuero (Note 10)	-	-	(1,420,255)	(1,754,011)	-	-	3,174,266	(3,174,266)	3,174,266	-
Issue of shares on acquisition of 31% of Minera Belencillo	175,438	101,430	-	-	-	-	-	101,430	-	101,430
Issue of shares on exercise of share options	300,000	44,373	-	-	-	-	-	44,373	-	44,373
Reclassification of grant date fair value on exercise of share options	-	178,159	-	(178,159)	-	-	-	-	-	-
Issue of shares on exercise of share purchase warrants	354,867	65,050	-	-	-	-	-	65,050	-	65,050
Reclassification of grant date fair value on exercise of share purchase warrants	-	212,361	-	-	(212,361)	-	-	-	-	-
Shares forfeited	(31,250)	(41,655)	-	15,342	-	-	-	(26,313)	-	(26,313)
Treasury shares repurchased	-	-	(1,242,446)	-	-	-	-	(1,242,446)	-	(1,242,446)
Share-based payments	-	-	-	514,799	-	-	-	514,799	-	514,799
Cumulative translation adjustment from translation of foreign subsidiaries (Note 11)	-	-	-	-	-	(5,187,200)	-	(5,187,200)	-	(5,187,200)
Net income	-	-	-	-	-	-	22,419,634	20,626,200	1,793,434	22,419,634

Balance at May 31, 2012	221,863,781	176,165,353	(11,419,820)	17,338,538	2,001,889	(5,187,200)	(122,969,497)	48,454,407	7,474,856	55,929,263

(1) May 31, 2012 – 17,248,111 common shares (May 31, 2011 - 44,200 common shares)

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
	($)	($)

Cash flows from Operating Activities
Net comprehensive income (loss) for the year	22,419,634	(3,843,516)
Items not affecting cash:
Depreciation and depletion	15,301,328	12,510,346
Depreciation included in general and administrative expenses	656,284	345,889
Share-based payments	514,799	919,856
Gain on disposal and dilution	-	(4,793,737)
Loss from equity investment	485,104	204,499
Gain resulting from Azuero exchanging the shares of Iberian for shares in Petaquilla, attributed to non-controlling interest	(2,146,356)	-
Unrealized loss on secured notes and convertible secured notes	505,523	5,464,853
Unrealized (gain) loss on derivatives	(14,696,157)	2,019,811
Finance expenses	2,034,960	581,331
Amortization of financing fee and deferred revenue	(9,107,952)	(2,268,567)
Increase in community support obligation	278,782	1,495,750
Unrealized foreign exchange gain	(67,327)	-
Non-cash gain on expiry of deferred service contract	-	(4,002,438)
Change in non-cash working capital (Note 29)	(1,890,870)	1,252,016
Payment of community support obligation	(1,440,000)	(1,200,000)
Cash advances from commodity forward contracts (Note 17)	10,848,000	43,200,000
Finance expense paid	(2,026,958)	(7,758,123)
Finance income received	196,541	-

Net cash provided by operating activities	21,865,335	44,127,970

Cash flows from Financing Activities
Proceeds from exercise of share options and warrants	109,423	12,214,428
Proceeds from issue of shares, net of share issuance costs	-	29,922,006
Repurchase of treasury shares	(1,242,446)	-
Payment of finance lease obligations	(2,692,503)	(4,105,717)
Repayment of long-term debt	(482,485)	(74,987)
Proceeds from bank loans	4,371,462	2,235,520
Gross proceeds from convertible loan	6,042,296	-
Repayment of secured notes	(7,312,245)	(62,961,696)

Net cash used in financing activities	(1,206,498)	(22,770,446)

Cash flows from Investing Activities
Acquisition of Iberian, net of cash acquired	(213,336)	-
Change in restricted cash	141,208	311,617
Purchase of investments	(40,000)	(2,600,000)
Deposits on equipment	(4,997,526)	(2,693,356)
Investment in exploration and evaluation assets	(394,531)	-
Investment in mineral properties, plant & equipment	(18,913,462)	(15,289,160)

Net cash used in investing activities	(24,417,647)	(20,270,899)

Impact of exchange rate changes on cash and cash equivalents	21,678	518

Change in cash and cash equivalents	(3,737,132)	1,087,143
Cash and cash equivalents, beginning of year	5,712,792	4,625,649

Cash and cash equivalents, end of year	1,975,660	5,712,792
Supplemental cash flow information is contained in Note 29.

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”), an entity incorporated and domiciled in British Columbia, Canada, is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama and other countries. Its Molejon Project in Panama is operated under the rules and regulations of Ley Petaquilla No. 9 of February 26, 1997. The Company commenced commercial production at its Molejon Gold Project on January 8, 2010, located on its 842 square kilometres of concessions in the Province of Colon, Panama. In addition, as of September 1, 2011 the Company has acquired 100% of the Lomero-Poyatos Project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

The Company is listed on the Toronto Stock Exchange under the symbol PTQ.TO. The Company’s registered office is at #1230 – 777 Hornby Street, Vancouver, BC, Canada, V6Z 1S4.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operating cash flow and profitability of the Company are affected by various factors including: the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, and the level of expenditures related to exploration activity, and labour costs. Cash flows and profitability may also be impacted should the business be disrupted based on environmentalist activities or political unrest. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.	BASIS OF PREPARATION AND FIRST TIME ADOPTION OF IFRS

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in the consolidated financial statements. The term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Subject to certain transition elections disclosed below, the accounting policies have been consistently applied in our opening IFRS balance sheet as at June 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 33 discloses the impact of the transition to IFRS on the statements of financial position, operations and comprehensive income (loss) and cash flows, including the nature and effect of significant changes in accounting policies from those used in the consolidated financial statements for the year ended May 31, 2011.

The policies applied in the consolidated financial statements are presented in Note 3 and are based on IFRS issued and outstanding as of August 28, 2012, the date the Board of Directors approved the consolidated financial statements.

All amounts are presented in US dollars unless otherwise specified.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies described below has been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated. The exemptions we have taken in applying IFRS for the first time are set out in Note 33.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Basis of preparation

These consolidated financial statements have been prepared on the historical cost basis except for derivatives and certain other financial assets and liabilities which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits for its activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of incorporation up to the effective date of disposal or loss of control. The principal subsidiaries of the Company and their geographic locations as at May 31, 2012 were as follows:

Subsidiary	Location	Ownership
		Interest

Petaquilla Gold, S.A.	Panama	100%
Petaquilla Minerals, S.A.	Panama	100%
Panama Desarrollo De
Infraestructuras, S.A.	Panama	100%
Corporacion de Recursos Iberia S.L.	Spain	100%
Almada Mining S.A.	Portugal	100%
Azuero Mining Development, S.A.	Panama	30%

On June 2, 2011, the Company’s subsidiary, PDI entered into a 40% Joint Venture arrangement for the construction of the Molejon by-pass road for a third party (Note 22). The joint venture is a jointly controlled operation and as such Petaquilla accounts for the assets it controls and the liabilities it incurs, the expenses it incurs and the share of income that it earns from the sale of goods or services by the joint venture.

On March 8, 2012, the Company entered into an agreement with Madison Minerals Inc. and its Panamanian subsidiary, Madison Enterprises (Latin America), S.A. (collectively referred to as “Madison”) to acquire Madison’s 31% interest in Compañia Minera Belencillo, S.A. (“Minera Belencillo”), an entity formed in Panamá to oversee and manage exploration projects within the Belencillo concession. The Company issued 175,438 common shares to Madison on March 8, 2012 and has committed to issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession. As a result of the additional 31% interest, Minera Belencillo became a 100% wholly-owned subsidiary of the Company.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. Non-controlling interest consists of the non-controlling interest at the date of the original issuance of shares, plus the non-controlling interest’s share of changes in equity since that date.

Intercompany transactions and balances with subsidiaries have been eliminated. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and jointly controlled entities, prior to consolidation, to bring their accounting policies in line with those used by the Company.

The Company’s significant accounting policies are as follows:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Revenue recognition

Revenue from sale of metals:
Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sales price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Refining and treatment charges are netted against revenues for sales of metals. Prior to commercial production, revenues and related expenses are recognized as a net decrease or increase to Mineral Properties, respectively. Revenue from the sale of bi-product from the extraction of gold is offset against production costs.

The Company received a prepayment from Deutsche Bank for the sale of 66,650 ounces of gold and 525,500 ounces of silver to be produced and delivered to September 2015 and February 2017 respectively (Note 17). The prepayment, which is accounted for as deferred revenue, is recognized as revenue based on the settlement of delivered ounces in the applicable period.

Revenue from construction contracts:
The Company’s services are generally sold based on service orders or contracts with customers that include fixed or determinable prices based on daily, hourly, or per-job rates. If the outcome of such a contract can be reliably measured, revenue associated with the construction contract is recognized by reference to the stage of completion of the contract activity at year end (the percentage of completion method). The outcome of a construction contract can be estimated reliably when:

  the total contract revenue can be measured reliably;

  it is probable that the economic benefits associated with the contract will flow to the entity;

  the costs to complete the contract and the stage of completion can be measured reliably; and

  the contract costs attributable to the contract can be clearly identified and measured reliably so that actual contract costs incurred can be compared with prior estimates.

When the outcome of a construction cannot be estimated reliably (principally during early stages of a contract), contract revenue is recognized only to the extent of costs incurred that are expected to be recoverable. In applying the percentage of completion method, revenue recognized corresponds to the total contract revenue (as defined below) multiplied by the actual completion rate based on the proportion of total contract costs (as defined below) incurred to date and the estimated costs to complete.

Contract revenue corresponds to the initial amount of revenue agreed in the contract and any variations in contract work, claims and incentive payments to the extent that it is probable that they will result in revenue, and they are capable of being reliably measured. Contract costs include costs that relate directly to the specific contract and costs that are attributable to contract activity in general and can be allocated to the contract. Costs that relate directly to a specific contract comprise: site labour costs (including site supervision); costs of materials used in construction; depreciation of equipment used on the contract; costs of design, and technical assistance that is directly related to the contract.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Assets and liabilities held for distribution to owners

A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for distribution to owners when it meets the following criteria:

(i)

The non-current asset or disposal group is available for immediate distribution in its present condition subject only to terms that are usual and customary for distributions of such assets or disposal groups; and

(ii)	The distribution of the non-current asset or disposal group is highly probable. For the distribution to be highly probable:

a.	Actions to complete the distribution must have been initiated and should be expected to be completed within one year from the date of classification; and

b.	Actions required to complete the distribution should indicate that it is unlikely that significant changes to the distribution will be made or that the distribution will not be completed.

Inventories and stockpiled ore

Finished goods, work-in-process, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale, based on prevailing and long-term metal prices, less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods. Stockpiled ore that is not anticipated to be processed within one year is classified as long-term. Work-in-process inventory represents materials that are currently in the process of being converted to finished goods. Production costs are capitalized and include the cost of raw materials, direct labour, mine-site overhead expenses, amortization and depletion of mining assets, plus applicable refining costs and associated royalties.

Supplies are valued at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are being held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value.

Exploration and evaluation expenditures

Exploration and evaluation expenditures comprise costs that are directly attributable to:

  Researching and analyzing existing exploration data;

  Conducting geological studies, exploratory drilling and sampling;

  Examining and testing extraction and treatment methods; and

  Activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Acquisition costs for exploration and evaluation stage properties are capitalized. Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs are reclassified to Mineral Properties.

Exploration and evaluation expenditures, including exploratory drilling and related expenditures, are capitalized as mineral property in the accounting period the expenditure is incurred when management determines that there are measured and indicated resources that would indicate a project is economically viable, the decision to proceed with development has been approved and the necessary permits are in place for its development. All other exploration and evaluation expenditures are expensed as incurred.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present.

Mineral properties, plant and equipment

Mineral properties are stated at cost less accumulated amortization / depletion and accumulated impairment charges. The costs associated with mineral properties include direct costs, acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. Mineral properties include the capitalized costs of associated mineral properties after acquisition of the land.

Stripping and pre-stripping costs are recorded at cost. Pre-stripping expenditures are capitalized until the commencement of production. Stripping costs incurred to expand operating capacity, or to expose new ore bodies or develop mine areas in advance of current production, are capitalized. Stripping costs related to current period production are charged to operations as incurred. When the property is placed into production, those capitalized costs are included in the calculation of the amortization of mine development costs. Property acquisition, stripping costs and tailings ponds are amortized by the units-of-production method based on estimated recoverable reserves.

Plant and plant equipment is recorded at cost less accumulated amortization and amortized on a straight-line basis over the estimated economic useful life of the assets, which ranges from 1 to 8 years.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted cash, investments, accounts payable and accrued liabilities, obligations under finance leases, community support obligations, long-term debt, secured notes, convertible loans, convertible secured notes and share purchase warrants.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. On initial recognition, financial instruments are measured at fair value, which includes transaction costs. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair-value-through-profit and loss” (“FVTPL”), “available-for-sale”, “held-to-maturity”, “loans and receivables” or “other financial liabilities”. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. Financial liabilities are classified as either FVTPL or “other financial liabilities”. Financial liabilities are classified as FVTPL when the financial liability is either “held-for-trading” or it is designated as FVTPL.

Financial assets and financial liabilities classified as FVTPL are measured at fair value, with changes in those fair values recognized in net earnings (loss). Financial assets classified as “available for sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets classified as “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost.

Cash and cash equivalents and restricted cash are classified as held for trading and are measured at fair value. Advances to suppliers and receivables, which consist of refundable government value added taxes and travel advances, are classified as loans and receivables.

Accounts payable and accrued liabilities, obligations under finance leases, community support obligations and long-term debt are classified as other financial liabilities.

Secured notes, convertible secured notes, including the conversion feature in the convertible secured notes, and share purchase warrants are classified as FVTPL.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and accordingly are recorded at fair value on the date of the statement of financial position. Unrealized gains and losses on derivatives held for trading are recorded as part of non-operating income (expenses) depending on the nature of the derivative. Fair value of derivative instruments are determined using valuation techniques with assumptions based on market conditions existing on the reporting date. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Compound instruments

The Company recognizes separately the components of a financial instrument that creates a financial liability of the Company and grants an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has the choice over how it is settled. At the date of issue of the Convertible Secured notes, the fair value of the liability component was estimated using prevailing market interest rates for similar instruments. As the equity component is not fixed, the conversion feature is a financial liability classified as FVTPL.

Financial and derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in profit or loss for the period. Both the Secured and Convertible Secured Notes included embedded derivatives which cannot be separately valued and as such the entire agreements are considered to be classified as FVTPL and adjusted to their fair value at the end of each reporting period. All transaction costs related to these instruments were expensed in the period in which they were incurred.

The Company’s share purchase warrants with Canadian dollar exercise prices are considered derivative liabilities and accordingly, they are recorded at fair value at each reporting period, with the gains or losses recorded in profit or loss for the period. The share purchase warrants attached to the Secured Notes were originally valued and recorded as equity on the issuance of the Notes; however they are now classified as FVTPL. All transaction costs related to these share purchase warrants were expensed in the period they were incurred.

Provision for closure and reclamation

The Company records a liability for the estimated future costs of reclamation and closure of operating mines, including statutory, legal or constructive obligations, discounted to net present value. The present value is determined using the pre-tax risk-free interest rate applicable for maturity periods that approximate the expected timing of future cash flows. Estimates of future costs represent management’s best estimate of expected future cash flows which incorporate assumptions on the effects of inflation and the effects of country and other specific risks associated with the related assets. The value of the obligation is accreted over time to reflect the unwinding of the discount, with the accretion expense included in finance costs.

The estimated present value of the closure and reclamation cost obligation is re-measured at each period end for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the pre-tax risk-free interest rate. Closure and reclamation cost obligations are recorded with a corresponding increase to the carrying amounts of related assets. Changes to the obligations are also accounted for as changes in the carrying amounts of related assets, except where a reduction in the obligation is greater than the carrying amount of the related asset, in which case the related asset is reduced to nil and the remaining adjustment is recorded in earnings. Changes to the carrying amounts of related assets result in adjustments to future depreciation and depletion expense.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Segment information

The Company has determined that it operates in one reporting segment, the exploration, development and operation of mineral properties. The chief operating decision maker for the Company is determined to be the Chief Executive Officer of the Company who reviews the financial and operational performance of the reporting segment. Operation of mineral properties and extraction of gold occurs in Panama while exploration occurs in Panama and the Iberian Peninsula. All revenue and inventory in fiscal 2012 and 2011 were related to the reporting segment in Panama.

Impairment of non-current assets

At each reporting date, the Company reviews and evaluates its non-current assets, including Mineral Properties, Plant and Equipment, to determine whether there is an indication that those assets may be impaired. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of impairment, if any.

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value in use. If the fair value less costs to sell of a mine site is not reliably determinable, the recoverable amount is determined to be the mine site’s value in use. The value in use is based on estimated future pre-tax cash flows for the mining properties, discounted to their present value using the pre-tax interest rate which reflects the current market assessment of the time value of money. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount.

Impairment losses are recognized in earnings in the period incurred. The allocation of impairment losses, if any, for a particular mine site to its mining property, plant and equipment is determined based on the relative book values of these assets at the date of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversal of impairment losses are recognized in earnings in the period the reversal occurred.

Share-based payments

Share-based payments include share options granted to employees, officers, directors and non-employee consultants. The Company applies the fair value method of accounting for all share option awards. Under this method, the Company recognizes a share-based payments expense for all share options based on the fair value of the options on the date of grant using the Black-Scholes option pricing model and the estimated number of share options that will eventually vest. The fair value of the options is expensed over the vesting periods of the options with a corresponding increase to equity. Changes to the estimated number of share options that will eventually vest are revised when actual forfeitures differ from previous estimates. Options granted with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

Income taxes

Income tax expense consists of current and deferred tax expense and is recognized in profit or loss. Current tax expense for each taxable entity is based on the local taxable income at the local statutory tax rate, enacted or substantively enacted, at the balance sheet date, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of the change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax against current liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Earnings (loss) per share

The Company uses the weighted average number of common shares issued and outstanding during the period in its calculation of earnings (loss) per share (“EPS”). Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of potential dilutive common shares, which comprise share options granted to employees and warrants. The dilutive effect of share options and warrants assumes that the proceeds to be received on the exercise of share options and warrants are applied to repurchase common shares at the average market price for the period. Share options and warrants are included in the calculation of dilutive EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or warrants, except where such conversion would be anti-dilutive. In a period when net losses are incurred, potentially dilutive stock options, warrants and the conversion feature on the convertible secured notes are excluded from the loss per share calculations, as the effect would be anti-dilutive.

Foreign currency translation and transactions

The functional currency of the parent entity and the presentation currency of the consolidated financial statements is the United States dollar (“U.S. dollar”). The functional currency of the Company’s Panama subsidiaries and Iberian Resources Corp. is also the U.S. dollar, while the functional currency of Iberian’s subsidiaries is the Euro. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Transactions denominated in foreign currencies have been translated into U.S. dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into U.S. dollars at the balance sheet date exchange rate. Foreign currency differences are recognized in comprehensive loss in the same period in which they arise.

Borrowing costs

Borrowing costs directly attributable to the development, construction and acquisition of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are capitalized to the cost of those assets until such time as the assets are substantially ready for their intended use. Qualifying assets include the costs of developing mineral properties.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings.

All other borrowing costs are expense as incurred.

Non-controlling interest

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying value of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity. If the change in ownership does not result in loss of control, it is accounted for as an equity transaction.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Interest in joint ventures

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control. A jointly controlled entity is an entity in which the Company shares joint control over the strategic, financial and operating decisions with one or more venture partners through the establishment of a corporation, partnership or other entity. A jointly controlled operation involves the use of the assets and resources of the venture partners rather than the establishment of a corporation, partnership or other entity. The operation incurs its own expenses and liabilities and raises its own finances. A jointly controlled asset involves joint control of one or more of the assets acquired or contributed for the purpose of the joint venture. Each venture partner takes on a share of the output from the assets and bears an agreed share of the expenses.

4.	NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. There are two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

In December 2011, the effective date of IFRS 9 was deferred to years beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard.

Consolidation accounting

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is currently evaluating the impact of this standard.

Joint ventures

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and will supersede existing IAS 31, Joint Ventures (“IAS 31”) effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Company is currently evaluating the impact of this standard.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Interests in other entities

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of this standard.

Fair value measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently evaluating the impact of this standard.

Other comprehensive income

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual periods beginning on or after July 1, 2012 with early application permitted. The Company is currently evaluating the impact of this standard.

Stripping costs

IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”) was issued in October 2011. This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company is currently evaluating the impact of this standard.

5.	CRITICAL JUDGEMENTS AND USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the amounts in the consolidated financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

Management has made critical judgements in the process of applying the Company’s accounting policies. Those that have the most significant effect on the amount recognized in the consolidated financial statements include, but are not limited to, the economic viability of mineral properties, net realizable value of stockpiled inventories, the functional currency of the Company and its subsidiaries and the appropriate classification of financial assets and liabilities on initial recognition and at subsequent dates.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities reported in the consolidated financial statements within the next financial year, in the event that actual results differ from assumptions made relate to, but are not limited, to the following:

  Estimated net realizable value of inventories;

  Stockpiled ore is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys conducted by management.

  The assumptions used in the valuation of in process inventory include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the assumption of the gold price expected to be realized when the gold is recovered.

  The allocation of costs to ore in stockpile, ore on leach pads and in-process inventories and the determination of net realizable value involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, gold and silver prices, and the ultimate estimated recovery of ore on leach pads. A difference in actual results can have a material impact on the carrying value of inventory.

  Depletion and amortization of mining properties;

  Depreciation and depletion of mineral properties and mine infrastructure is calculated and charged to earnings on the unit-of-production (“UOP”) method based on proven and probable mineral reserves Changes to the mineral reserves and estimates of future capital expenditure will impact the depreciation and depletion charges recorded in the Company’s statement of operations and comprehensive income.

  Proven and probable mineral reserves associated with mining properties;

  Proven and probable mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. This estimate requires significant judgment based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may have an impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, provision for closure and reclamation, and depreciation and depletion charges.

  Recoverability of mining properties;

  The Company assesses its cash-generating unit annually to determine whether any indication of impairment exists. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has the necessary funds to be able to maintain its interest in the mineral property.

  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

  Estimated useful lives of property, plant and equipment;

  The carrying value of property, plant and equipment is considered in terms of the remaining useful life of the particular asset. These estimates are prepared by qualified specialists in accordance with their knowledge and experience in the mining industry. Re-assessment of the remaining useful life could cause a significant change in the carrying value recorded for property, plant and equipment and depreciation charges.

  Acquisition of Iberian Resources Corp;

  During the year ended May 31, 2012, the Company, by way of issuance of common shares, acquired 100% interest in Iberian (Note 11). Significant judgement was applied in classifying the transaction as an acquisition of an asset as management determined that Iberian did not meet the definition of a business due to an absence of processes to convert inputs into outputs. Further estimates were applied in determining the fair value of the consideration transferred, fair value of net assets of Iberian, and the allocation of purchase price excess over the book value of Iberian net assets. A change in these estimates could result in a significant change to the cost of all assets, including the exploration and evaluation assets acquired from Iberian.

  The Company has determined that the functional currency of Iberian and its subsidiaries is the Euro as it is the currency of the primary economic environment which the entities operate. Determination of the functional currency may involve certain judgements which the Company will revisit if there is a change in events and conditions which determined the primary economic environment, such as entering into commercial production.

  Deferred stripping

  Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves to which they relate. The determination of whether costs pertain to the betterment of mineral properties requires significant judgment and a change in such estimates could have a significant impact on the Company’s statement of operations and comprehensive income.

  Provision for closure and reclamation;

  The Company reviews the closure plan for the Molejon gold mine and assesses its provision annually. Significant estimates and assumptions are made in determining the provision for mine reclamation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of reclamation activities, technological and regulatory changes, inflation rates (2012 – 1.96%; 2011 – 1.91%), and the discount rates (Note 18). These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required.

  The Company also assesses the legal and constructive environmental obligations on its exploration properties annually and accrues for any required obligations. As at May 31, 2012, the only closure and reclamation obligation pertains to the Company’s Molejon gold mine.

  Share-based compensation;

  The Company grants compensation benefits to its employees, directors and officers through a stock option plan. The amount recorded is not based on historical cost but is derived from the fair value of the options estimated on the date of the grant using the Black-Scholes option pricing model. The model requires that management makes assumptions over the expected volatility of the Company’s share price, expected forfeiture rate, and the appropriate risk-free rate of interest. The expected volatility is based on the historical volatility of Company’s share price. Historical data on the exercise, expiry, and cancellation of options is used to estimate forfeitures within the model. Whereas, the risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

  Contingencies;

  By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

  Convertible instruments;

  The Company from time to time may grant convertible instruments as part of its financing and capital raising transactions. The Company uses an option pricing model to estimate a value for these instruments. This model, and other models used to value the instruments require inputs such as expected volatility, expected life to exercise, and interest rates.

  A compound financial instrument is a debt security with an embedded conversion option and requires the separate recognition of the liability and equity component. The fair value of the liability portion of the compound financial instrument is determined using a market interest rate for an equivalent debt instrument. This amount is recorded as a liability and the remainder of the proceeds are allocated to the conversion option which is recognized under reserves. During the year ended May 31, 2012, the Company entered into a convertible loan agreement denominated in Canadian dollars (Note 15), requiring the use of the Black- Scholes option pricing model to calculate the fair value of the conversion option. Differences in estimates used as inputs to the model could result in a material impact on the Company’s consolidated financial statements.

  Investment in Azuero Mining Development S.A. (“Azuero”)

  Control over an entity is established if there is a power to govern the financial and operating policies of an entity so as to obtain benefit from its activities. The Company applies the criteria in IAS 27, Consolidated and separate financial statements, to assess control over an entity.

  The Company’s investment interest in Azuero was diluted from 49% to 30% during the year ended May 31, 2012 (Note 10). Petaquilla’s management has determined that the Company is still able to exert control over Azuero as the Company’s directors and officers hold the majority of the representation on the Board of Azuero and thereby are able to influence its decision making process. The Company as a result consolidates the operations of Azuero. If control cannot be demonstrated, the Company would have to use the equity method of accounting for its investment in Azuero.

  Disposal group held for distribution to owners

  On contemplation of disposal of a non-current asset or a disposal group, the Company assesses the classification and measurement guidance provided by IFRS 5, Non-current assets held for sale and discontinued operations. As at May 31, 2012, the Company has classified the assets and liabilities of Panama Development and Infrastructure Ltd. (“PDI”) as held for distribution to owners (Note 8).

  The separate classification of a disposal group requires significant judgement involving the assessment of whether the contemplated transaction will be completed within the 12 months from the date of classification and the likelihood of a significant change in or withdrawal of the disposal plan. The Company has determined that PDI met the relevant requirements of a disposal group being held for distribution to owners on March 1, 2012 and has therefore measured and classified PDI assets and liabilities as such. A change in the Company’s assumptions and the date of such classification could have a material impact on the consolidated statement of operations and comprehensive income.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

  Construction contracts

  The Company uses the percentage-of-completion method to account for the contract revenue entered into by PDI, the Company’s wholly owned subsidiary (Note 22). The stage of completion is measured by reference to contract costs incurred to date compared to the estimated total costs for the contract as it is the Company’s opinion that it appropriately represents the stage of completion of the construction contract. Change in such estimates could have a material impact on the Company’s consolidated financial statements.

  Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, the Company has relied on the work of relevant management experts. If the estimates of revenue or costs, including the Company’s contribution to the joint venture (entered into for the purpose of the construction contract), increase or decrease by 10%, the Company’s net income would have a corresponding increase/decrease of $73,000 approximately.

  Fair value of derivatives

  Derivative instruments are valued using pricing models. These models require a variety of inputs, including but not limited to, contractual items, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market where possible. Changes in these assumptions could impact the carrying value of derivative instruments and the amount of unrealized gains or losses recognized in non-operating income (expenses) within the statement of operations and comprehensive income (loss).

6.	RECEIVABLES, PREPAIDS AND OTHER

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)

Trade and other receivables	1,078,465	275,985	65,866
Value added taxes receivables	718,278	184,339	50,460
Prepaid expenses	1,429,026	1,138,977	690,152
Prepaid transaction costs	730,788	-	-
Deferred transaction fees paid to Deutsche Bank (Notes 9 and 17)	568,679	369,857	-

	4,525,236	1,969,158	806,478

7.	INVENTORIES

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)

Materials and supplies	3,278,739	3,170,929	1,505,310
Work-in-process	3,671,072	364,012	404,870
Finished goods	1,511,783	1,852,339	1,433,777
Stockpiled ore	21,062,189	8,498,801	1,398,074
	29,523,783	13,886,081	4,742,031
Less: Non-current stockpiled ore	(14,077,466)	(2,228,405)	(1,107,316)

	15,446,317	11,657,676	3,634,715

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

8.	DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS

During the year ended May 31, 2012, the Company put its plans in place to spin-out Panama Development and Infrastructure Ltd. (“PDI”) from its operations and distribute to its shareholders, one share of PDI for every four shares of Petaquilla held by the shareholders. PDI is an infrastructure entity which has been providing construction services to the Company’s Molejon gold mine.

The completion of the transaction is subject to the regulatory and shareholder approval and is expected to take place in the first half of fiscal 2013.

On March 1, 2012, PDI met the requirements of IFRS 5, Non-current assets held for sale and discontinued operations (“IFRS 5”), and the assets and liabilities of the entity have been presented as held for distribution to owners in the Company’s statement of financial position. As PDI does not represent a separate major line of business for the Company, its operations have not been treated as discontinued operations for the year ended May 31, 2012.

The assets and liabilities of PDI as at May 31, 2012 are as follows:

May 31,
2012
($)
Assets
Current assets
Receivables, prepaids and other	2,493,869

Plant and equipment	14,038,307

Assets of disposal group	16,532,176

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,406,730
Current portion of long-term debt	2,745,569
6,152,299
Long-term debt	9,689,314

Liabilities of disposal group	15,841,613

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

9.	OTHER ASSETS

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)

Restricted cash	113,883	255,091	566,708
Deposits on equipment (Note 15)	4,997,526	3,509,817	816,461
Other	132,129	-	-
Investment in Iberian (Note 11)	-	4,911,488	-
Deferred transaction fees paid to Deutsche Bank (Note 17)	2,036,025	1,705,476	-
	7,279,563	10,381,872	1,383,169
Less: current portion
Deferred transaction fees paid to Deutsche Bank included in Receivables, prepaids and other (Note 17)	(568,679)	(369,857)	-

	6,710,884	10,012,015	1,383,169

Restricted cash

The Company has restricted cash held in bank accounts and term deposits to guarantee credit cards and a performance bond for compliance with environmental laws in Panama.

10.	INVESTMENT IN AZUERO MINING DEVELOPMENT S.A.

Prior to April 10, 2012 the Company owned 49% of Azuero Mining Development S.A. (“Azuero”). Azuero was consolidated in Petaquilla’s consolidated financial statements as it was determined that the Company exercised control over the entity. The remaining 51% of Azuero was owned by Fundacion CC (Panama) and Fundacion Celina (Panama) (together “the Other Shareholders”) which are considered related parties to the Company.

On April 10, 2012 the Company and the Other Shareholders of Azuero reached an agreement whereby the Other Shareholders contributed 3,560,606 shares of Petaquilla into Azuero. Azuero increased its authorized share capital and as a result of this contribution issued additional shares to the Other Shareholders, thereby diluting the Company’s ownership interest in Azuero from 49% to 30%.

As the majority of the members of the Board of Azuero are either directors or officers of Petaquilla, the Company has retained control over Azuero. In accordance with IAS 27, an increase or decrease in a parent's ownership interest that does not result in a loss of control is accounted for as an equity transaction and the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. The 3,560,606 Petaquilla shares contributed by the Other Shareholders were valued at $1,420,255 based on the fair value of Petaquilla’s shares as at April 10, 2012. These are classified as treasury shares in the statement of shareholders’ equity. The carrying amount of the non-controlling interest was increased by $3,174,266 and a decrease of $1,754,011 was recorded in Other Reserves in order to reflect the changes in the relative interests arising from this transaction.

As at May 31, 2012, Azuero holds 14,640,911 shares of Petaquilla, which includes 11,080,305 shares acquired in its capacity as a shareholder of Iberian on September 1, 2011 (Note 11).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

11.	ACQUISITION OF IBERIAN RESOURCES CORP.

Prior to the acquisition of Iberian described below, Azuero (Note 10) owned a 24.8% interest in Iberian which was presented in the consolidated financial statements under the equity accounting method (Note 9). At May 31, 2011, the Company’s investment in Iberian was $4,911,488. The Company considered Iberian an investment for which it could exert significant influence and accordingly, equity accounted for this investment. The equity loss incurred from June 1, 2011 to August 31, 2011 was $485,104 (April 12, 2011 to May 31, 2011 - $204,499).

On September 1, 2011, the Company acquired Iberian. Iberian is a private British Columbia company that owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. (“CRI”). The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also has several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). Management has determined that the functional currency of CRI, SCA and Almada is the Euro. As Iberian is in the early stage of exploration and does not yet have any processes or outputs, the acquisition has been accounted for as an asset acquisition. The Company and Iberian have certain directors, officers and shareholders in common and accordingly the acquisition is considered to be a related party transaction.

Azuero owned SCA and Almada via Vintage Mining Corp. (“Vintage Canada”). On April 12, 2011, Iberian, pursuant to a share exchange agreement dated March 18, 2011, completed the purchase of all of the issued and outstanding shares of Vintage Canada. As consideration, Iberian issued 12,721,362 common shares to the former shareholders of Vintage Canada and 1,272,138 stock options to the former option holders of Vintage Canada exercisable into one common share at an exercise price of CAD$0.10 per common share for a period expiring on February 28, 2016, of which Azuero received 8,523,312 shares of Iberian. Accordingly, Azuero deconsolidated Vintage Canada on April 12, 2011 and recorded its investment in Iberian of $5,113,987 (included in “other assets” on the balance sheet) and a gain on disposal of Vintage Canada of $4,793,737 (Note 21). The Company also recorded non-controlling interest of $2,507,156 relating to the 51% ownership of Azuero.

The purchase price and the assets acquired are described below:

($)
Purchase price
44,635,225 common shares of Petaquilla at CAD $0.76	34,784,409
Gain attributable to Petaquilla on acquiring shares of Iberian from Azuero	(2,062,186)
1,511,248 share purchase warrants entitling holders to purchase 1,640,419 Petaquilla shares	785,974
3,357,313 Iberian options entitling holders to purchase 3,357,313 Petaquilla shares	1,905,970
Transaction costs	1,202,555

Total purchase price	36,616,722

Assets acquired
Net working capital	471,299
Exploration and evaluation assets	35,984,754
Land and equipment	160,669

Net identifiable assets of Iberian	36,616,722

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

The fair value of the Petaquilla common share purchase options and warrants was estimated as of September 1, 2011 using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Options	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	59%	72%
Risk-free interest rate	1.00%	1.00%
Expected life of options	1.09 years	1.83 years

The warrants are exercisable at prices ranging from US$0.14 to US$0.60 and expiring between May 5, 2013 and December 22, 2013, and at prices ranging from CAD$0.10 to US$0.60 and expiring between January 20, 2013 and February 28, 2016.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

The transaction also resulted in Azuero receiving 11,080,305 shares of Petaquilla in exchange for Iberian shares. These shares have been valued at $8,634,926 and are presented as “treasury shares” in the consolidated financial statements. Exchange of such shares for Azuero’s investment in Iberian resulted in an accounting gain of $4,208,542, of which $2,146,356 is attributed to non-controlling interest, while the remaining gain of $2,062,186 representing Petaquilla’s then 49% interest has been incorporated in the purchase price and deducted from the value of mineral properties acquired.

The revaluation of account balances of Iberian subsidiaries and translation of the excess of purchase considerations of Iberian and Vintage Canada resulted in translation adjustment during the year ended May 31, 2012 of $5,187,200, which has been recorded in the statement of operations and comprehensive income.

12.	EXPLORATION AND EVALUATION ASSETS

	Iberia	Panama	Total
	($)	($)	($)
Balance at June 1, 2010 and May 31, 2011	-	-	-
Acquisition of Iberian (Note 11)	35,984,754	-	35,984,754
Concessions & property acquisition costs	183,025	211,506	394,531
Foreign exchange differences	(5,208,878)	-	(5,208,878)

Balance at May 31, 2012	30,958,901	211,506	31,170,407

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

13.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

			Other
	Iberia -	Mining and	facilities		Provision for
	Land &	plant	and	Pre-	closure and
	equipment	equipment	equipment	stripping	reclamation	Total
	($)	($)	($)	($)	($)	($)

At June 1, 2010
Cost	-	83,258,997	9,719,982	-	4,296,239	97,275,218
Accumulated depreciation	-	(17,496,792)	(848,868)	-	(228,683)	(18,574,343)

Net book value June 1, 2010	-	65,762,205	8,871,114	-	4,067,556	78,700,875

Year ended May 31, 2011
At June 1, 2010	-	65,762,205	8,871,114	-	4,067,556	78,700,875
Additions	-	11,974,801	5,877,711	6,494,870	4,681,098	29,028,480
Depletion and depreciation	-	(10,666,851)	(1,309,514)	(671,152)	(528,469)	(13,175,986)

At May 31, 2011	-	67,070,155	13,439,311	5,823,718	8,220,185	94,553,369

At May 31, 2011
Cost	-	95,233,798	15,597,693	6,494,870	8,977,337	126,303,698
Accumulated depreciation	-	(28,163,643)	(2,158,382)	(671,152)	(757,152)	(31,750,329)

Net book value May 31, 2011	-	67,070,155	13,439,311	5,823,718	8,220,185	94,553,369

Year ended May 31, 2012
At May 31, 2011	-	67,070,155	13,439,311	5,823,718	8,220,185	94,553,369
Additions	506,652	17,800,163	6,726,007	2,545,621	1,219,353	28,797,796
Held for distribution to owners	-	(13,816,829)	(221,478)	-	-	(14,038,307)
Depletion and depreciation	(6,433)	(10,560,501)	(2,007,353)	(2,469,888)	(1,039,947)	(16,084,122)
Foreign exchange differences	(55,691)	-	-	-		(55,691)

At May 31, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045

At May 31, 2012
Cost	450,961	99,217,132	22,102,222	9,040,491	10,196,690	141,007,496
Accumulated depreciation	(6,433)	(38,724,144)	(4,165,735)	(3,141,040)	(1,797,099)	(47,834,451)

Net book value May 31, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045

During the year ended May 31, 2012, $583,253 (2011 – $357,775) of interest costs associated with capital projects were capitalized within mining and plant equipment. The applicable capitalization rate for general borrowings for 2012 was 7.27% (2011 – 10.99%).

The carrying value of construction in progress at May 31, 2012 was $23,062,063 (May 31, 2011 - 14,023,689; June 1, 2010 - $1,837,935).

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 5% - 7% net smelter return, based on the gold price at the time of production. A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill and commercial production was achieved on January 8, 2010.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)
Accounts payable	33,030,874	24,571,129	15,078,122
Accrued liabilities	884,875	876,720	225,302
Royalties payable	10,026,159	6,484,013	2,034,796
Miscellaneous	269,499	253,363	248,463
	44,211,407	32,185,225	17,586,683
Less: Long-term portion
Accounts payable	-	(1,866,667)	-

	44,211,407	30,318,558	17,586,683

15.	LONG-TERM DEBT

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)
Bank loans	4,340,745	2,276,233	115,700
Finance lease obligations	1,023,090	5,319,036	4,576,261
Convertible loan	5,079,415	-	-
Secured notes due to related parties	-	3,124,437	20,672,235
Secured notes due to third parties	-	-	5,974,396
Convertible secured notes due to related parties	-	3,970,105	44,653,602
Convertible secured notes due to third parties	-	-	440,482
	10,443,250	14,689,811	76,432,676
Less: Current portion
Bank loans	(4,332,315)	(435,733)	(35,465)
Finance lease obligations	(221,340)	(1,468,561)	(4,136,032)
Convertible loan	(373,987)	-	-
Secured notes	-	(217,984)	(26,646,631)
Convertible secured notes	-	(276,983)	(45,094,084)
	(4,927,642)	(2,399,261)	(75,912,212)

	5,515,608	12,290,550	520,464

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

	Finance lease
	obligations	Bank loans
	($)	($)
Balance at June 1, 2010	4,576,261	115,700
New facilities during the year	4,848,492	2,235,520
Principal payments	(4,105,717)	(74,990)

Balance at May 31, 2011	5,319,036	2,276,230
Transferred to liabilities held for distribution to owners	(10,610,418)	(1,824,465)
New facilities during the year	9,471,104	4,371,462
Principal payments	(3,156,632)	(482,482)

Balance at May 31, 2012	1,023,090	4,340,745

Bank loans

During the year ended May 31, 2010, the Company entered into a $115,700 bank loan for the purchase of vehicles which is due in May 2013. The vehicle loan, which is collateralized by the vehicles purchased and owned by the Company, is repayable at $3,733 per month including annual interest of 10%.

During the year ended May 31, 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $2.3 million for the payment of advances to suppliers of heavy equipment for its subsidiary Panama Desarrollo de Infraestructuras, S.A. (“PDI S.A.”), of which $2.2 million was drawn in 2011. As of May 31, 2102, the loan has been fully utilized (May 31, 2011 - $0.1 million). Total principal and interest payments on these leases for the year amount to $0.4 million and $0.1 million, respectively. The loan is collateralized by a $2.3 million cash term deposit that earns interest at 5% per annum, and has an expiration date longer than one year to secure this arrangement. As of May 31, 2012, the outstanding obligation relating to this facility is $1.8 million (May 31, 2011 - $2.1 million).

On September 1, 2011 Banco Bilbao Vizcaya Argentaria (Panama) S.A. ("BBVA") approved a Credit Line Facility in the amount of $6.9 million. This facility will be used for the acquisition of heavy equipment by Petaquilla Gold S.A. in connection with the expansion of the production capacity at its Molejon Gold Mine. This credit facility will accrue interest at the LIBOR rate plus a spread of 3.75%, with a minimum of 6.50%. The equipment will serve as collateral throughout the term of the facility (four years) and will be registered with the Public Registry of the Republic of Panama. As of May 31, 2012, $2.3 million of this facility has been drawn and is outstanding, while $4.6 million of the facility remains available.

During the year ended May 31, 2012, the Company through its subsidiary Petaquilla Gold S.A., entered into a working capital credit facility with Lafise Bank of Panama for an amount up to $2 million. This credit facility will accrue interest of 7.75% per annum and the term of each loan within the credit facility will be 180 days. At May 31, 2012, the outstanding obligation relating to this facility is $2 million (May 31, 2011 - $nil).

Finance lease obligations

During the year ended May 31, 2011, the Company through its subsidiary PDI S.A., entered into two finance leases through a credit Line Leasing Facility with Global Bank of Panama for a total value of $4.8 million. The leases will accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the year amount to $0.9 million and $0.3 million, respectively. At May 31, 2012, the outstanding obligation relating to these finance leases is $3.8 million (May 31, 2011 - $4.7 million).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

During the year ended May 31, 2012, the Company through its subsidiary PDI S.A., entered into five finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $5 million. The leases will accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the year amount to $0.6 million and $0.2 million, respectively. At May 31, 2012, the outstanding obligation relating to these finance leases is $4.4 million (May 31, 2011 - $nil). As a condition of the leases, the equipment will serve as collateral throughout the term of the lease and will be registered with the Public Registry of the Republic of Panama. At May 31, 2012 the credit line has been fully utilized (May 31, 2011 - $5 million).

Also during the year, the Company through its subsidiaries Petaquilla Gold S.A. and PDI S.A., entered into six finance lease arrangements with Caterpillar Credito, S.A. de C.V. Sucursal Panama ("Caterpillar Financial") for a total value of $4.5 million. These leases will accrue interest of 6% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the year amount to $1.1 million and $0.1 million, respectively. At May 31, 2012, the outstanding obligation relating to these finance leases is $3.4 million (May 31, 2011 - $nil).

As of May 31, 2012, deposits have been set up for an additional $4,997,526 (May 31, 2011 - $3,509,817, June 1, 2010 - $816,461) in equipment purchases.

Convertible loan

On February 24, 2012, the Company entered into a convertible non-revolving term loan agreement (“the convertible loan”) with Deutsche Bank AG, London Branch (“Deutsche Bank”) for proceeds of CAD $6,000,000. The Company paid Deutsche Bank a loan structuring fee (“Structuring Fee”) of CAD $90,000 ($90,635) and received net proceeds of CAD $5,910,000 on March 14, 2012. The convertible loan bears interest at an annual rate of 6.35% and matures on February 24, 2016. At the option of the lender, the Convertible Loan can be converted into common shares of the Company at a conversion per share of CAD $0.6121, which was calculated based on the five-day volume weighted average share price of the Company’s common shares on March 14, 2012.

As the convertible loan is denominated in Canadian dollars, the Company is required to issue a variable number of its common shares upon conversion of the Convertible Loan by Deutsche Bank. In accordance with IAS 32, Financial Instruments – Presentation, the conversion option is considered to be a derivative and recorded at fair value. The fair value of the conversion option was determined to be $2,911,885 on initial recognition, using Black Scholes option pricing model with the following assumptions:

Expected dividend yield	Nil
Expected stock price volatility	85.22%
Risk-free interest rate	1.52%
Expected life of options	3.95 years

The Structuring Fee was allocated to the loan and the conversion feature based on their relative fair values on initial recognition. $43,679 of the costs attributable to the conversion option was included within Finance expenses in the Company’s statement of operations and comprehensive income (loss).

$3,083,455 of the proceeds was attributed to the Convertible Loan upon initial recognition. The loan is carried at amortized cost and is being accreted to its maturity value based on an effective interest rate of 26.6%.

As at May 31, 2012, the fair value of the conversion feature is determined to $2,044,932 resulting in a gain of $866,963.

The Convertible Loan is guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Secured notes

During the years ended May 31, 2008 and 2009, the Company issued 60,000 secured notes (the “Notes”) with an aggregate principal amount of $60,000,000. The notes bear interest at an annual rate of 15%. Each Note has 382 share purchase warrants attached which entitle the holder to purchase one common share for each warrant at CAD$0.65 for the warrant period ending May 21, 2013.

On October 1, 2008, the Company issued an additional 20,000 Notes under the indenture for net proceeds of $15,874,958. These Notes contained the same terms and conditions as the previous issue under the indenture with the exception of share purchase warrants attached. These Notes did not include any warrants.

The Notes have a maturity date of five years from date of issuance with a 20% premium on principal to be paid at maturity. The Company has the right to redeem the Notes at any time for 120% of the principal amount plus any accrued or unpaid interest on the Notes.

The Notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability at fair-value-through-profit and loss.

On March 14, 2012, the Company redeemed all outstanding notes for $3,204,099. The notes were valued at $3,220,319 on the date, resulting in accounting gain of $16,220 on redemption.

Convertible secured notes

On March 25, 2009, the Company issued $40 million of convertible secured notes (“Convertible Notes”). The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Company has the right to redeem the Convertible Notes at any time for 110% of the principal amount plus any accrued or unpaid interest. Each Convertible Note in the principal amount of $1,000 is convertible into one common share at CAD$ 2.25 per share.

The Convertible Notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability at fair-value-through-profit and loss.

On March 14, 2012, the Company redeemed all outstanding Convertible Notes for $4,071,316. The notes were valued at $4,091,926 on the date, resulting in accounting gain of $20,610 on redemption.

16.	OTHER LIABILITIES

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)
Community support obligation	7,078,792	8,128,089	7,635,659
Deferred services and materials	-	-	4,002,438
	7,078,792	8,128,089	11,638,097
Less: Current portion
Community support obligation	(1,396,856)	(1,424,290)	(1,182,378)
Deferred services and materials	-	-	(4,002,438)

	5,681,936	6,703,799	6,453,281

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Community support obligation

Upon adoption of IFRS at June 1, 2010, the Company has determined it has a constructive obligation with respect to future community support payments. The Company has recognized a liability for the present value of the estimated future payments and will recognize accretion expense due to the passage of time.

	May 31,	May 31,	June 1,
	2012	2011	2010
Assumptions for community support obligations:

Risk free rate from US Department of Treasury:
5 year rate	0.67%	-	-
Average of 5 year rate and 7 year rate	-	2.03%	-
7 year rate	-	-	2.74%
Monthly payments	$120,000	$120,000	$100,000
Length of term	June 1, 2012 to	June 1, 2011 to	June 1, 2010 to
	May 31, 2017	May 31, 2017	May 31, 2017

A reconciliation of the community service obligation is as follows:

($)
Balance at June 1, 2010	7,635,659
Accretion expense included in finance costs	196,679
Payment of obligation	(1,200,000)
Revision in estimates and liabilities incurred	1,495,751

Balance at May 31, 2011	8,128,089
Accretion expense included in finance costs	111,922
Payment of obligation	(1,440,000)
Revision in estimates and liabilities incurred	278,781

Balance at May 31, 2012	7,078,792

17.	DEFERRED REVENUE

	Gold	Silver	Total
	($)	($)	($)
Balance at June 1, 2010	-	-	-
Addition of gold forward contract	45,000,000	-	45,000,000
Gold delivered	(2,363,091)	-	(2,363,091)

Balance at May 31, 2011	42,636,909	-	42,636,909
Addition of silver forward contract	-	7,818,000	7,818,000
Gold delivered	(9,246,436)	-	(9,246,436)
Silver delivered	-	(241,012)	(241,012)

Balance at May 31, 2012	33,390,473	7,576,988	40,967,461
Less: current portion	(12,031,508)	(2,185,469)	(14,216,977)

Long-term portion of forward contracts	21,358,965	5,391,519	26,750,484

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Forward Gold Purchase Agreement

In September 2010, the Company entered into a Forward Gold Purchase Agreement (“the Gold Agreement”) with Deutsche Bank, AG (“Deutsche Bank”), in an amount of $45 million. Under the terms of the Gold Agreement, the Company is required to deliver 66,650 ounces of gold commencing November 2010 and ending September 2015. Deutsche Bank is considered a major customer.

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in US dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Gold Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 30 days of the monthly delivery date. The Company is allowed to exercise this right no more frequently than twice in total during the term of the Gold Agreement and no more frequently than once during any six month period.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2013 to 2016	Total ounces of gold	Deferred revenue
		($)

Total delivery requirements for fiscal year 2013	17,820	12,031,508
Total delivery requirements for fiscal year 2014	17,235	11,636,534
Total delivery requirements for fiscal year 2015	10,800	7,291,823
Total delivery requirements for fiscal year 2016	3,600	2,430,608
	49,455	33,390,473
Less: current portion	(17,820)	(12,031,507)

	31,635	21,358,966

Should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank an additional gold payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

If on any business day on or after September 1, 2010 and on or prior to December 31, 2013, the gold price is less than $1,000 per ounce, then Deutsche Bank may, by notice to the Company, require that the Company enter into, on commercially reasonable terms, a fixed-for-floating swap or any combination of gold derivative instruments that would have the net effect of reducing the Company’s exposure to movements in the gold price. The mandatory hedging which the Deutsche Bank may require pursuant to this shall be restrictive to the period commencing on the Notice Date and ending on December 31, 2013.

As of May 31, 2012, the Company had delivered 17,195 ounces under the terms of the Gold Agreement and had an obligation to deliver 49,455 ounces in future periods in accordance with the table above. The current portion of deferred revenue represents the revenue expected to be recognized in the following year in respect of gold to be delivered pursuant to this Agreement. As at May 31, 2012, $12,031,507 and $21,358,966 represents the carrying values of the current and long-term deferred revenues, to be delivered under the Gold Agreement.

The Company incurred $3.9 million of fees to parties involved in the Agreement, of which $2.1 million was expensed as transaction costs and included in other operating expenses and $1.8 million paid to the Deutsche Bank was deferred. As of May 31, 2011, the mentioned amount of the costs was deferred based on their direct relationship with the revenue expected to be recognized in future periods. This transaction fee is being amortized based on the ounces to be delivered under the Agreement.

During the year ended May 31, 2012, the Company recognized $9,246,437 (May 31, 2011 - $2,363,091) of the deferred income in the consolidated statement of operations and comprehensive income (loss).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Forward Silver Purchase Agreement

On February 24, 2012, the Company entered into a Forward Silver Purchase Agreement (“the Silver Agreement”) with Deutsche Bank, in an amount of $11,300,000. Under the terms of the Agreement, the Company is required to deliver 525,500 ounces of silver commencing April 2012 and ending February 2017.

For any shortfall in the number of silver ounces the Company is required to deliver, the Company is required to pay the amount in US dollars equal to the shortfall in silver ounces required to be delivered multiplied by the silver price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 9% per annum and is due on demand.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2013 to 2017	Total ounces of silver	Deferred revenue
		($)

Total delivery requirements for fiscal year 2013	146,900	2,185,471
Total delivery requirements for fiscal year 2014	175,400	2,609,471
Total delivery requirements for fiscal year 2015	125,600	1,868,584
Total delivery requirements for fiscal year 2016	48,800	726,010
Total delivery requirements for fiscal year 2017	12,600	187,453
	509,300	7,576,989
Less: current portion	(146,900)	(2,185,469)

	362,400	5,391,520

As of May 31, 2012, the Company has delivered 16,200 ounces under the terms of the Silver Agreement and has an obligation to deliver 509,300 ounces in future periods in accordance with the table above. The current portion of deferred revenue represents the revenue expected to be recognized in the following year in respect of silver to be delivered pursuant to this Silver Agreement. As at May 31, 2012, $2,185,469 and $5,391,520 represents the carrying values of the current and long-term deferred revenues, to be delivered under the Silver Agreement.

During the year ended May 31, 2012, the Company recognized $241,012 of the deferred income in the consolidated statement of operations and comprehensive income (loss).

Should the silver price be in excess of $25 per ounce, the Company will receive from Deutsche Bank an additional payment amount equal to the product of the monthly quantity of silver delivered in that month and the amount by which the silver price exceeds $25 per ounce, limited to $5 per ounce. As the spot price of silver on the inception of the Silver Agreement was in excess of $30, being the maximum limit, the Company has determined that the collar is not closely related to the Silver Agreement and has therefore accounted for it separate from the host contract requiring delivery of silver.

The Company has employed the Monte Carlo Simulation to determine the fair value of the embedded derivative on February 24, 2012 of $3,482,000. The residual amount of $7,818,000 was allocated to deferred revenue.

As at May 31, 2012, the fair value of the embedded derivative was determined to be $217,000 and as a result the change in fair value of $3,265,000 has been recorded as non-operating income in the Company’s statement of operations and comprehensive income.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

The fair value of the embedded derivative was determined using the following assumptions:

	May 31, 2012	February 24, 2012
Silver spot price	$28.10	$35.57
Silver volatility	40.42%	42.7%
Risk-free interest rate	0.00%	0.00%
Average credit spread for the Company	6.76%	4.94%

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the embedded derivative.

Transaction cost amounting to $452,000 was incurred on the Silver Agreement. $312,720, being the portion allocated to deferred revenue has been capitalized to other assets and is netted against the revenue recognized during the period based on the ounces of silver delivered. Unamortized transaction costs amount to $303,080 as at May 31, 2012. Remaining costs of $139,280 were charged to the Company’s statement of operations and comprehensive income.

18.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation relates to site restoration and clean-up costs for its operating Molejon mine located in Panama. The present value of the obligations relating to the operating mine is currently estimated at $11,062,579 at May 31, 2012, which reflects payments that are expected to be made during fiscal 2016 and 2017 (the present value at May 31, 2011 was $9,630,851).

The undiscounted value of this liability, the inflation adjusted cash flow required to settle this obligation, is approximately $12,037,968 at May 31, 2012 (May 31, 2011 - $11,788,652). An inflation rate assumption of 1.96% has been used to estimate future costs (2011 – 1.91%; 2010 – 1.69%). A discount rate of 1.31% (2011 – 2.71%; 2010 – 2.74%) was used in determining present value at May 31, 2012. Accretion expense of $212,375 has been charged to the consolidated statement of operations and comprehensive income for the year ended May 31, 2012 (May 31, 2011 -$133,632) to reflect an increase in the carrying amount of the obligations.

A reconciliation of the provision for closure and reclamation is as follows:

($)
Balance at June 1, 2010	4,816,121
Accretion expense included in finance costs	133,632
Change in provision	4,777,030
Revision in estimates	(95,932)

Balance at May 31, 2011	9,630,851
Accretion expense included in finance costs	212,375
Change in provision	409,407
Revision in estimates	809,946

Balance at May 31, 2012	11,062,579

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

19.	COMMON SHARES, SHARE OPTIONS AND SHARE PURCHASE WARRANTS

Common Shares

At May 31, 2012, the Company had unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Company’s Board of Directors assign the rights and privileges to each series of preference shares upon issue. At May 31, 2012, there were 221,863,781 common shares issued and outstanding (May 31, 2011 – 176,429,501; June 1, 2010 – 125,281,951). There are no preferred shares issued and outstanding. Refer to the consolidated statements of changes in equity for movement in share capital.

On September 1, 2011 in connection with the acquisition of Iberian (Note 11), the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60. The 3,357,313 options issued to former Iberian option holders as part of the acquisition are not included in the Company’s incentive share option plan.

On March 8, 2012 in connection with the acquisition of the remaining 31% interest in Minera Belencillo, the Company issued 175,438 common shares valued at $101,430 and has committed to issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession.

Share Options

The Company has one incentive share option plan which allows for up to 12,500,000 share options with a maximum exercise period of 10 years, to be granted to employees, officers, directors and non-employee consultants. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.

A summary of share option transactions is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$/option)
Outstanding at June 1, 2010	8,224,370	0.75
Granted	1,295,000	0.91
Exercised	(593,750)	0.38
Expired	(786,000)	0.54
Forfeited	(743,350)	0.50
Outstanding at May 31, 2011	7,396,270	0.74
Granted	4,882,313	0.22
Exercised	(300,000)	0.15
Expired	(1,636,270)	1.44
Forfeited	(60,000)	1.11

Outstanding at May 31, 2012	10,282,313	0.40
Exercisable at May 31, 2011	5,870,645	0.74
Exercisable at May 31, 2012	8,546,688	0.40

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

The following table summarizes information about share options outstanding at May 31, 2012:

Number of Share
Options Outstanding	Exercise Price	Expiry Date

100,000	CAD $2.25	June 20, 2012
50,000	CAD $2.49	July 12, 2012
309,102	$0.60	January 20, 2013
1,200,000	$0.14	May 6, 2013
376,073	$0.14	June 1, 2013
300,000	CAD $0.52	December 1, 2013
2,700,000	CAD $0.23	November 18, 2014
425,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
450,000	CAD $1.11	December 21, 2015
1,222,138	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016
1,525,000	CAD $0.34	May 8, 2017

10,282,313

The exercise price of share options is equal to the five day volume weighted average price prior to the date of grant of the Company’s publicly traded shares on the TSX. The expected volatility assumption is based on the historical volatility of Petaquilla’s Canadian dollar share price over a period equal to the options’ expected life. The expected dividend yield assumption is based on historical and future expectations of dividends declared. The risk-free interest rate assumption is based on the yield curve on Canadian government zero-coupon bonds with a remaining term equal to the options’ expected life.

The fair value of the options is expensed over the vesting period. Options granted with a graded vesting schedule are accounted for as separate grants with different vesting periods and fair values. Share-based payments of $349,645 were recognized during the year ended May 31, 2012 with a corresponding increase to share-based payments reserve (May 31, 2011 - $919,856).

The fair value of the options granted during the year was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	May 31, 2012	May 31, 2011
Expected dividend yield	Nil	Nil
Expected stock price volatility	82.77%	100%
Risk-free interest rate	1.34%	1.52%
Expected life of options	3.25 years	2.00 years

The expected volatility was determined based on historical share price volatility.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

On September 1, 2011, to effect the acquisition of Iberian (Note 11), the Company granted 3,357,313 common share purchase options, with fair value of $2,071,124. $165,154 of the value was recognized as share based payments expense for the year ended May 31, 2012.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Share purchase warrants

As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise. At May 31, 2012 the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $499,826 (May 31, 2011 - $11,064,020; June 1, 2010 -$5,030,904). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the year ended May 31, 2012 was a gain of $10,564,194 (May 31, 2011 - loss of $107,353). The fair value of share purchase warrants is reclassified to shareholders’ equity upon exercise. Transaction costs associated with share purchase warrants of $1,912,458 were expensed during the year ended May 31, 2011.

Brokers’ warrants and Finders’ warrants are considered share-based payment transactions and as such they are accounted for under IFRS 2, Share-based Payments, which considers them to be equity and as such they are initially fair valued at the date of issuance and are not re-measured at each reporting period. The original fair value assigned to the warrants is transferred to common shares on exercise.

As at May 31, 2012, share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)
Balance at June 1, 2010	34,888,447	0.90
Issued	32,000,000	1.45
Exercised	(18,553,800)	0.65
Balance at May 31, 2011	48,334,647	1.36
Issued	1,511,248	0.38
Exercised	(272,976)	0.23
Expired	(11,524,647)	1.41

Balance at May 31, 2012	38,048,272	1.32

At May 31, 2012, share purchase warrants were outstanding and exercisable as follows:

Number of Warrants
Outstanding	Exercise Price	Expiry Date
3,964,000	CAD $0.65	May 21, 2013
1,080,672	$0.40	June 1, 2013
846,000	CAD $0.65	June 4, 2013
157,600	$0.60	December 22, 2013
23,399,402	CAD $1.45	December 30, 2013
6,100,598	CAD $1.45	January 7, 2014
2,500,000	CAD $1.45	January 26, 2014

38,048,272

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

The following table summarizes the change in value of the financial liability warrants:

	Number of	Value of
	Warrants	Warrants
		($)
Balance at June 1, 2010	33,657,740	5,030,904
Warrants issued	32,000,000	18,329,133
Change in fair value of warrants	-	107,353
Fair value of warrants exercised transferred to share capital	(17,637,000)	(12,403,370)

Balance at May 31, 2011	48,020,740	11,064,020
Expiry of warrants	(11,210,740)	(339,993)
Change in fair value of warrants	-	(10,224,201)

Balance at May 31, 2012	36,810,000	499,826

Finder’s stock options

As at May 31, 2012, the finder’s stock option transactions are summarized as follows:

	Number	Exercise
	of Shares	Price (CAD$)
Balance at June 1, 2010	-	-
Issued	1,568,748	1.00
Balance at May 31, 2011	1,568,748	1.00

Balance at May 31, 2012	1,568,748	1.00

At May 31, 2012, finder’s stock options were outstanding as follows:

Number of Finders Stock Options	Exercise
Outstanding	Price (CAD$)	Expiry Date
1,169,970	1.00	December 30, 2013
273,778	1.00	January 7, 2014
125,000	1.00	January 26, 2014

1,568,748

Each finder’s stock option is exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45. These warrants are callable by the Company if the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, or any other stock exchange on which the Company’s common shares are then listed, is at a price equal to or greater than CAD$2.00 for a period of 30 consecutive trading days. In such event, the Company is entitled to accelerate the expiry date of the warrants by providing written notice to the holders of the warrants that the warrants will expire on the date that is not less than 30 days from the date of such notice. The fair value of the finder’s stock options issued was CAD$1,029,331. The amount was determined using the Black-Scholes option pricing model with weighted average assumptions as follows: share price of CAD$1.08, expected life of 3 years, volatility of 93%, risk-free interest rate of 1.92% and zero dividends.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

20.	FINANCE INCOME (EXPENSES), NET

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
	($)	($)

Interest income	196,541	118,835
Foreign exchange gain (loss)	84,238	(72,928)
Accretion of closure and reclamation provision	(212,375)	(133,632)
Accretion of community support obligation and change in estimates	(390,704)	(196,680)
Financing costs	(1,293,872)	-
Interest on finance lease obligations	(286,820)	(23,862
Interest on long-term debt	(271,470)	(225,621)

	(2,174,462)	(533,888)

21.	NON-OPERATING INCOME (EXPENSES)

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
	($)	($)

Gain resulting from Azuero exchanging the shares of Iberian for shares in Petaquilla, attributed to non-controlling interest (Note 11)	2,146,356	-
Loss from equity investment (Note 11)	(485,104)	(204,499)
Mark-to-market gain on share purchase warrants (Note 19)	10,564,194	(107,353)
Mark-to-market gain on embedded derivatives (Note 17)	3,265,000	-
Mark-to-market gain (loss) on conversion feature (Note 19)	866,963	-
Mark-to-market loss on secured notes and convertible secured notes	(505,523)	(5,464,853)
Gain on disposal of Vintage Mining Corp. (Note 11)	-	4,793,737
Gain on expiry of deferred services contract (1)	-	4,002,438

	15,851,886	3,019,470

(1)

From September 2007 to September 2010, the Company was party to a service agreement related to electric generation, provision of aggregate for construction and the rental of a drill machine. The Company assumed a prepayment of $4,404,000 on inception of the agreement. On expiry of the agreement, the Company derecognized the liability and in doing so recognized a gain of $4,002,438 during the year ended May 31, 2011.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

22.	JOINT ARRANGEMENT

On June 2, 2011, the Company’s wholly owned infrastructure subsidiary, PDI, entered into a joint venture agreement (“Joint Venture”) with Constructora Meco S.A. (“MECO”) for the construction of the by-pass road for a third party, in the Petaquilla district. PDI has a 40% interest in the Joint Venture, which is a jointly controlled operation.

MECO is the operator of the Joint Venture and is required to carry out all the earthworks, while PDI is responsible for the provision of construction aggregates, a by-product from its Molejon gold mine. Personnel from both PDI and MECO provide administrative and other services to the Joint Venture.

The following amounts represent the Company’s assets it controls, and liabilities and expenses it incurs related to the jointly controlled operation, as well as its share of the revenue for the year ended May 31, 2012:

	May 31,	May 31,
	2012	2011
	($)	($)
Revenue	1,387,404	-
Cost of operations	(656,436)	-

	$730,968	-

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)

Net amount due from Joint Venture	730,968	-	-

The total fixed price for the by-pass road is $6,326,343, and the revenue is recognized according to the percentage of completion method. The Company’s portion of the revenue is recognized based on its 40% share of the Joint Venture’s revenue.

The amounts due from the Joint Venture form part of the disposal group held for distribution to owners (Note 8).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

23.	EARNINGS PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
	($)	($)
Earnings (loss) per share
Basic	0.10	(0.01)
Diluted	0.10	(0.01)

Net income (loss)	22,419,634	(3,843,516)
Net income (loss) available (attributable) to common shareholders – basic	20,626,200	(3,843,516)
Net income (loss) available (attributable) to common shareholders - diluted	19,979,071	(3,843,516)

Weighted average number of shares outstanding
Weighted average number of shares outstanding - basic	201,472,561	146,404,334
Dilutive securities:
Convertible loan	1,096,357	-
Share options	355,613	-
Warrants	3,636,251	-
Weighted average number of shares outstanding - diluted	206,560,782	146,404,334

For the year ended May 31, 2012, exercisable common equivalent shares totaling 41,757,496 (May 31, 2011 –58,958,170) (consisting of shares issuable on the exercise of stock options, share purchase warrants, finder’s stock options, and shares issuable on the conversion of convertible secured notes) have been excluded from the calculation of diluted loss per share because the effect is anti-dilutive.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

24.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note.

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers during the years ended May 31, 2012 and 2011. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

  The Company paid fees of $1,001,492 to a company controlled by the Chairman during the year ended May 31, 2012 (May 31, 2011 - $929,000) for compensation related matters included within general and administrative expenses. This compensation is also included in the compensation of key management table below.

  The Company paid for goods and services provided to the Molejon mine of $598,663 during the year ended May 31, 2012 (May 31, 2011 - $228,965, respectively) to companies controlled by the Chairman.

  The Company paid fees of $50,000 during the year ended May 31, 2012 (year ended May 31, 2011 - $18,800) for services to a company controlled by a director included within general and administrative expenses.

  The Company paid legal fees of $218,267 (May 31, 2011 – nil) to a law firm where an officer is a partner and is included within general and administrative expenses.

  The Company paid fees of $191,741 (May 31, 2011 – nil) for services to a company which shares a common officer and which is included within general and administrative expenses.

  During the year ended May 31, 2012, the Company advanced $625,000 (2011 - $550,000) to Azuero (Note 10) for a total of $1,175,000 representing its 30% investment in Azuero as at May 31, 2012. By virtue of common directors Azuero is a related party.

At May 31, 2012, $190,551 was owed to related parties (May 31, 2011 - $126,858).

Note 11 provides a description of the Iberian asset acquisition. By virtue of common management and directors this is a related party transaction.

Compensation of key management

Compensation of key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	2012	2011
	$	$
Salaries and short-term employee benefits	2,534,286	2,040,682
Share-based payments	372,276	752,427
	2,906,562	2,793,109

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

25.	INCOME TAXES

Income tax expense differs from the amount that would result from applying the Canadian and federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
	($)	($)

Earnings (loss) before income taxes	22,419,634	(3,843,513)

Statutory tax rate	25.88%	27.67%

Income tax recovery based on the above rates	5,801,080	(1,063,500)

Increase (decrease) due to:
Permanent differences and non-taxable items	(3,763,320)	(795,474)
Share issue costs	-	(586,739)
Differences between Canadian and foreign tax rates	(4,397,869)	(3,026,456)
Foreign exchange and other	(1,086,899)	665,786
Adjustment for utilization of prior year losses	-	2,366,558
Tax effect of deferred tax assets for which no tax benefit has been recorded	3,447,008	2,439,825

Income tax expense (recovery)	-	-

The Canadian Federal and provincial statutory income tax rate decreased to 25.88% due to legislated changes.

Unrecognized deductible temporary differences, unused tax losses, and unused tax credits are attributable to the following:

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)

Unrecognized deferred income tax assets
Non-capital losses	6,363,024	2,325,347	9,684,260
Capital losses	49,828	53,228	-
Deferred financing costs	1,183,947	2,243,377	1,951,713
Deferred revenue	11,250,000	10,659,227	-
Equipment, exploration properties and other
intangible items	48,854	75,212	62,659
Senior secured notes	-	147,862	1,365,950
Other	57,769	2,161	2,007

Total unrecognized deferred income tax assets, net	18,953,422	15,506,414	13,066,589

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

The Company has non-capital losses of $24,656,862 that may be available for tax purposes. As at May 31, 2012, the Company has the following tax loss carry forwards and deductions, with respect to its Canadian and other operations expire as follows:

	Canada	Panama	Spain	Portugal
	($)	($)	($)	($)

2014	-	-	-	-
2015	-	-	-	-
2016	-	233,649	-	599,507
2017	-	196,580	-	784,292
2029	2,628	-	2,735,688	-
2030	233,448	-	2,818,687	-
2031	8,804,310	-	-	-
2032	8,248,073	-	-	-

	17,288,459	430,229	5,554,375	1,383,799

The Company will not be subject to any income taxes in Panama until all of the debt incurred by all of the affiliated / subsidiary companies has been repaid in full, the timing of which cannot be estimated due to the uncertainty inherent in the future price of gold. At that time, the Company will be able to claim accelerated write-offs for all Panamanian subsidiaries.

26.	FINANCIAL INSTRUMENTS

(a) Fair values of financial instruments

The fair value of the Company’s current assets and liabilities, including cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities, approximates their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s obligations under finance leases approximate fair value due to their interest rates being in line with market rates.

The Company’s Notes and Convertible Notes are measured on initial recognition using the residual method. Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of nil% at May 31, 2012 (May 31, 2011 – 10.18%, June 1, 2010 – 12.0%) and estimated interest payment date of September 15, 2011.

Assets as per statement of financial position	Held for trading	Loans and	Total
		receivables
May 31, 2012	($)	($)	($)

Cash and cash equivalents	1,975,660	-	1,975,660
Restricted cash	113,883	-	113,883
Accounts receivable	-	1,796,743	1,796,743
Investments	2,640,000	-	2,640,000
	4,729,543	1,796,743	6,526,286

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Liabilities per statement of financial position	Held for trading	Other financial	Total
		liabilities at
		amortized cost
May 31, 2012	($)	($)	($)

Accounts payable	-	44,211,407	44,211,407
Long term debt	-	4,340,745	4,340,745
Convertible loan	2,044,933	3,034,482	5,079,415
Obligations under finance leases	-	1,023,090	1,023,090
Community support obligation	-	7,078,792	7,078,792
Share purchase warrants	499,826	-	499,826
Derivative obligation	217,000	-	217,000
Provision for closure and reclamation	-	11,062,579	11,062,579
	2,761,759	70,751,095	73,512,854

Assets as per statement of financial position	Held for trading	Loans and	Total
		receivables
May 31, 2011	($)	($)	($)

Cash and cash equivalents	5,712,792	-	5,712,792
Restricted cash	255,091	-	255,091
Accounts receivable	-	460,324	460,324
Investments	2,600,000	-	2,600,000
	8,567,883	460,324	9,028,207

Liabilities per statement of financial position	Held for trading	Other financial	Total
		liabilities at
		amortized cost
May 31, 2011	($)	($)	($)

Accounts payable	-	32,185,225	32,185,225
Long term debt	-	5,400,670	5,400,670
Convertible secured notes	11	3,970,094	3,970,105
Obligations under finance leases	-	5,319,036	5,319,036
Community support obligation	-	8,128,089	8,128,089
Share purchase warrants	11,064,020	-	11,064,020
Provision for closure and reclamation	-	9,630,851	9,630,851
	11,064,031	64,633,965	75,697,996

Assets as per statement of financial position	Held for trading	Loans and	Total
		receivables
June 1, 2010	($)	($)	($)

Cash and cash equivalents	4,625,649	-	4,625,649
Restricted cash	566,708	-	566,708
Accounts receivable	-	116,326	116,326
	5,192,357	116,326	5,308,683

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Liabilities per statement of financial position	Held for trading	Other financial	Total
		liabilities at
		amortized cost
June 1, 2010	($)	($)	($)

Accounts payable	-	17,586,683	17,586,683
Long term debt	-	26,762,331	26,762,331
Convertible secured notes	256,094	44,837,990	45,094,084
Obligations under finance leases	-	4,576,261	4,576,261
Community support obligation	-	7,635,659	7,635,659
Share purchase warrants	5,030,904	-	5,030,904
Provision for closure and reclamation	-	4,816,121	4,816,121
	5,286,998	106,215,045	111,502,043

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quote prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At May 31, 2012, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the statement of financial position at fair value are categorized as follows:

	Level 1	Level 2	Level 3
	($)	($)	($)

Convertible loans	-	-	(5,079,415)
Community support obligations	-	-	(7,078,792)
Share purchase warrants	-	-	(499,826)
Derivative obligation			(217,000)
Provision for closure and reclamation	-	-	(11,062,579)

b) Embedded derivatives

The Secured Notes and the Convertible Secured Notes (Note 15) repaid during the year ended May 31, 2012 included embedded derivatives for call and put options which could not be separately valued and as such the entire agreements were considered to be classified as at fair-value-through-profit and loss and adjusted to their fair value at the end of each reporting period.

The embedded derivative relating to the Silver Agreement has been valued by application of the Monte Carlo Simulation (Note 17)

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

c) Financial instrument risk exposure

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by the Board of Directors. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with accounts receivable; however it also arises on cash and cash equivalents and restricted cash. The Company reduces its credit risk due to accounts receivable by conducting sales transactions with counterparties of high credit worthiness. Payment for majority of the gold sales is received prior to gold being credited to the customer’s account at the refinery. Sales during the period were to two customers, but there is no economic dependence risk as the metals produced by the Company can be sold to other potential customers. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. The Company does not have a significant concentration of credit risk and overall the Company’s risk has not changed significantly from the prior year.

Liquidity risk
Liquidity risk arises from the Company’s general and capital financing needs. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term obligations.

At May 31, 2012, Petaquilla held cash and cash equivalents of $1,975,660 (May 31, 2011 - $5,712,792; June 1, 2010 -$4,625,649) and had a working capital deficit of $41,775,106 (May 31, 2011 - $23,848,920; June 1, 2010 - $89,616,869).

The contractual maturities of financial liabilities are outlined in Note 28.

Market risk

(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar and the United States dollar have a minimal effect on the Company’s net earnings and other comprehensive income.

During the year ended May 31, 2012, the Company recognized a loss of $84,238 on foreign exchange (May 31, 2011 – a loss of $72,928).

Risk arises to the Company’s earnings through fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company’ transacts primarily in US dollar which is also its functional and presentation currency.

(ii) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, cash and cash equivalents and restricted cash. Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing. The operating credit line facility, bank loan financing for the payment of advances to suppliers, capital leases and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. The largest risk relates to metal prices for gold and silver. Gold and silver prices are affected by numerous factors such as the global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies and the political and economic conditions of major producers throughout the world.

27.	CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long-term debt (Note 15), leases (Note 15), Secured Notes (Note 15), Convertible Secured Notes (Note 15), convertible loan (Note 15), advances from Deutsche Bank in connection with future production of gold and silver (Note 17) and equity attributable to common shareholders, comprised of issued capital, share-based payments reserve and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company has historically relied on the issuance of shares, secured debt, convertible secured debt and leasing arrangements to fund its mineral exploration projects, development projects, and bring its Molejon gold project to commercial production. To pursue additional projects, the Company may require additional funding in the future where it may be exposed to various funding and market risks that could curtail its access to these funds.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives and it continually monitors current market conditions to secure funding at the lowest cost of capital.

28.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	Less than 1				More than 5
	year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Accounts payable and accrued liabilities	44,211,407	-	-	-	-
Office lease	81,937	31,659	7,915	-	-
Obligation under financing lease	3,188,555	3,188,555	3,188,555	3,679,923	-
Long-term debt	4,867,678	540,699	531,858	456,320	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	-	-
Community support obligation (1)	-	-	-	2,880,000	-
Closure and reclamation obligation	5,000	5,000	105,000	1,069,663	9,431,381

	53,794,577	5,205,913	5,273,328	8,085,906	9,431,381

(1)

The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

The Company is committed to deliver ounces of gold and silver to Deutsche Bank (Note 17). The Gold Agreement, Silver Agreement and Convertible Loan (Note 15) are guaranteed, on joint and several basis, by all assets of Petaquilla and its subsidiaries.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

29.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
	($)	($)
Non-cash investing and financing activities:
Share-based payments reserve - options exercised	162,817	276,183
Warrant reserve - warrants exercised	-	922,103
Consideration for acquisition of Iberian (Note 11)	37,476,353	-
Share purchase warrants - warrants exercised	212,363	12,403,369
Asset retirement obligation	(1,219,353)	4,681,098
Derivative obligation on forward silver agreement	(3,482,000)	-
Mineral property, plant and equipment financed through payables	3,913,842	9,110,998
Mineral property, plant and equipment acquired through credit line facility and capital leases	9,006,975	4,848,492
Depreciation allocated to ending inventory	240,913	199,131
Depletion allocated to ending inventory	850,101	531,963

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
	($)	($)
Change in non-cash working capital items:
Increase in receivables, prepaids and other	(4,434,666)	(2,373,274)
(Increase) decrease in inventory	(14,436,660)	(8,827,361)
Increase in accounts payable, accrued liabilities
and other	16,980,456	12,452,651

Net change in non-cash working capital	(1,890,870)	1,252,016

Cash and cash equivalents of $5,712,792 at May 31, 2011 represent only cash.

30.	CONTINGENCIES

a)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested the National Assembly to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. In order to be applied to Petaquilla however, the Government must first modify Law No. 9, which remains unchanged as of the date of the financial statements. The cumulative effect of increasing royalties by 2% on the Company’s operations and financial position as of May 31, 2012 would have been an increase in cost of sales of approximately $4 million should the legislation be enacted and applied retroactively.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

b)

Autoridad Nacional del Ambiente ("ANAM"), the environmental agency of the Government of the Republic of Panama, had agreed upon a $300,000 payment from Petaquilla Gold SA, a Company's Panamanian subsidiary, as part of the original Environmental Impact Study Category III (EIS) submitted in July 2007. On September 8, 2011, ANAM notified to Petaquilla Gold of a revised statement of account in the amount of $500,000 related to the same environmental compensation. As of May 31, 2012 the Company has accrued an amount of approximately $300,000 based on the original EIS submitted in July 2007 which was approved by the ANAM. As of the date of issuance of these consolidated financial statements, the matter has been appealed by the Company.

c)

During the year ending May 31, 2008, the Company was served with a claim by a former officer in the amount of $250,000. This matter will be going to trial in fiscal 2013. The Company believes that the claim is without merit and has not recorded a liability as the outcome is uncertain.

d)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

31.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the exploration, development, and operation of its mineral properties. All of the Company’s revenue from external customers is generated in Panama.

The Company’s non-current assets by geographic location are as follows:

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)

Panama	114,413,110	102,927,754	81,191,360
Iberia	31,485,559	4,911,488	-
Canada (Corporate)	1,533,133	1,354,547	-

Non-current assets	147,431,802	109,193,789	81,191,360

32.	SUBSEQUENT EVENTS

Subsequent to the year ended May 31, 2012:

a)	A total of 150,000 options expired related to grants made in 2007.

b)	The Company has filed a notice with the Toronto Stock Exchange ("TSX") for, and received its approval to make, a Normal Course Issuer Bid ("NCIB") to purchase up to 17,000,000 of its common shares.

c)

The Company announced its intention to offer on a private placement basis $210 million senior secured notes due in 2017. The net proceeds from this offering is to be used to finance capital expenditures related to its Lomero- Poyatos mine in Spain and Molejon mine in Panama, to fund a cash investment in PDI in connection with the spin-off of PDI, to terminate its obligations under its existing prepaid forward minerals contracts, to repay a portion of its existing indebtedness, for general and corporate purposes and to pay related fees and expenses.

d)

On June 25, 2012, a new credit line facility was approved by Lafise Bank of Panama, SA for PDI in the amount of $1.1 million, repayable over a term of 36 months at an annual interest rate of 7% per annum. The proceeds of the facility will be used towards the purchase of mobile crusher equipment.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

33.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Transition to International Financial Reporting Standards

As stated in Note 2, these are the Company’s first consolidated annual financial statements prepared in accordance with IFRS as issued by the IASB. The accounting policies described in Note 3 have been applied in preparing the consolidated financial statements for the year ended May 31, 2012, the comparative information presented in these financial statements for the year ended May 31, 2011 and in the preparation of consolidated statements of financial position as at June 1, 2010 and May 31, 2011. June 1, 2010 was the Company’s date of transition to IFRS (the “date of transition”).

In preparing its consolidated statements of financial position in accordance with IFRS, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Transition date exemptions

IFRS 1 sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities recognized in deficit, unless certain exemptions are applied.

The Company has applied the following exemptions to its opening statement of financial position as at June 1, 2010:

1.

Borrowing costs – IAS 23, Borrowing Costs (“IAS 23”) requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets. For example, certain items of plant and equipment that take a substantial time to complete would represent a qualifying asset. IFRS 1 provides an exemption whereby the Company may apply requirements of IAS 23 prospectively from the transition date. The Company has taken this exemption and elected to commence capitalization of borrowing costs for qualifying assets on June 1, 2010. Borrowing costs expensed prior to June 1, 2010 under Canadian GAAP were not capitalized.

2.

Share-based payment transactions – This exemption permits the first-time adopter to not apply IFRS 2, Share-based Payments (“IFRS 2”) to equity instruments that vested before the date of transition or any unvested equity instruments that were granted prior to November 7, 2002. The Company has elected not to apply IFRS 2 to awards that vested prior to June 1, 2010. The adjustment to equity arising from the application of IFRS 2 to awards not vested as at the date of transition is described in Note 33 (g) below.

3.

Leases – IFRS provides the option to apply the transitional provisions in IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. The Company may determine whether an arrangement existing at the Transition Date contains a lease on the basis of facts and circumstances existing at that date. The Company has applied this exemption when retrospectively applying IAS 17 ‘Leases’.

4.

Decommissioning liabilities included in the cost of mineral properties – Under IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”), certain changes in a decommissioning, restoration or similar liability are added to or deducted from the cost of the asset to which the liability relates. This exemption provides the option to not apply these requirements to changes in such liabilities that occurred before the date of transition and instead re-measure them in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and adjust the historical cost and accumulated depreciation of the related assets to reflect the adoption of IFRIC 1 at the date of transition. The Company has elected to apply this exemption. The adjustment to assets and liabilities arising from the application of this exemption as at the date of transition are described in Note 33 (b) and (c) below.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

5.

Cumulative Translation Adjustment – IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) requires an entity to recognise some translation differences in other comprehensive income and accumulate these in a separate component of equity. However, the Company can elect under IFRS 1 to deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. The Company has elected to apply the exemption and has deemed all cumulative translation differences to be zero at Transition Date.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition must be consistent with the estimates made for the same date under previous GAAP, unless there is new objective evidence that the estimates were in error. The Company’s IFRS estimates as of June 1, 2010 and May 31, 2011 are consistent with its Canadian GAAP estimates for the same dates.

Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

IFRS 1 requires an entity to provide a reconciliation of equity, income (loss) and comprehensive income (loss) for comparative periods reported under previous GAAP. The following tables and notes provide such reconciliation and provide details on the impact of adoption of IFRS on amounts previously reported by the Company under Canadian GAAP.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2012 AND 2011
(Expressed in United States dollars, unless otherwise noted)

Consolidated statements of financial position			Effect of			Effect of
		Canadian	Transition to		Canadian	Transition to
		GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
	Note		June 1, 2010			May 31, 2011
Current Assets
Cash and cash equivalents		4,625,649	-	4,625,649	5,712,792	-	5,712,792
Short-term investments		-	-	-	200,000	-	200,000
Receivables, prepaids, other		806,478	-	806,478	1,969,158	-	1,969,158
Inventories	(a)	3,634,715	-	3,634,715	11,613,321	44,355	11,657,676
Total Current Assets		9,066,842	-	9,066,842	19,495,271	44,355	19,539,626

Investments		-	-	-	2,400,000	-	2,400,000
Stockpile inventory		1,107,316	-	1,107,316	2,228,405	-	2,228,405
Other assets		1,383,169	-	1,383,169	10,012,015	-	10,012,015
Mineral property, plant and equipment	(a),(b),(h), (i)	68,704,868	9,996,007	78,700,875	81,383,585	13,169,784	94,553,369
Total Assets		80,262,195	9,996,007	90,258,202	115,519,276	13,214,139	128,733,415
Current Liabilities
Accounts payable and accrued liabilities		17,586,683	-	17,586,683	30,318,558	-	30,318,558
Current portion of long-term debt		75,656,119	256,093	75,912,212	2,399,261	-	2,399,261
Current portion of other liabilities	(a), (d)	3,153,394	2,031,422	5,184,816	-	1,424,290	1,424,290
Current portion of deferred revenue		-	-	-	9,246,437	-	9,246,437
Total Current Liabilities		96,396,196	2,287,515	98,683,711	41,964,256	1,424,290	43,388,546

Non-Current Liabilities
Long term debt	(e)	520,464	-	520,464	12,290,539	11	12,290,550
Accounts payable		-	-	-	1,866,667	-	1,866,667
Other liabilities	(d)	-	6,453,281	6,453,281	-	6,703,799	6,703,799
Share purchase warrants	(f)	-	5,030,904	5,030,904	-	11,064,020	11,064,020
Deferred revenue		-	-	-	33,390,472	-	33,390,472
Provision for closure and reclamation	(b), (c)	4,698,650	117,471	4,816,121	5,687,236	3,943,615	9,630,851
Total Liabilities		101,615,310	13,889,171	115,504,481	95,199,170	23,135,735	118,334,905

Non-controlling interests	(j)	-	-	-	2,507,156	(2,507,156)	-

Shareholders' Equity (Deficiency)
Equity attributed to shareholders of the Company	(k)	(21,353,115)	(3,893,164)	(25,246,279)	17,812,950	(9,921,596)	7,891,354
Equity attributed to non-controlling interests	(k)	-	-	-	-	2,507,156	2,507,156
		(21,353,115)	(3,893,164)	(25,246,279)	17,812,950	(7,414,440)	10,398,510
Total Liabilities and Shareholders' Equity (Deficiency)		80,262,195	9,996,007	90,258,202	115,519,276	13,214,139	128,733,415

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2012 AND 2011
(Expressed in United States dollars, unless otherwise noted)

Consolidated statements of operations and			Effect of
comprehensive loss		Canadian	Transition to
		GAAP	IFRS	IFRS
			Year ended
	Note		May 31, 2011

Revenues		71,708,685	-	71,708,685
Cost of operations
Production costs		(39,157,086)	-	(39,157,086)
Depreciation and depletion	(a), (c)	(11,335,717)	(1,174,629)	(12,510,346)
		21,215,882	(1,174,629)	20,041,253

Expenses
General and administrative	(c)	10,430,659	(342,476)	10,088,183
Donations and community relations	(d)	1,411,440	295,750	1,707,190
Exploration costs		9,269,306	-	9,269,306
Share-based payments	(g)	971,208	(51,352)	919,856
Other operating expenses	(f)	2,473,358	1,912,458	4,385,816
Total expenses		(24,555,971)	(1,814,380)	(26,370,351)

Earnings (loss) from operations		(3,340,089)	(2,989,009)	(6,329,098)

Finance expense, net	(c), (h)	(259,096)	(274,792)	(533,888)
Non-operating income (expenses)	(e), (f), (j)	(338,141)	3,357,611	3,019,470
Total other income (expense)		(597,237)	3,082,819	2,485,582

Net income (loss) from continuing operations		(3,937,326)	93,810	(3,843,516)
Net income (loss) attributed to:
Shareholders of the Company		(1,430,170)	93,810	(1,336,360)
Non-controlling interests		(2,507,156)	-	(2,507,156)

Comprehensive gain (loss)
Comprehensive gain (loss) attributed to:
Shareholders of the Company	(j)	(1,430,170)	543,382	(886,788)
Non-controlling interests	(j)	(2,507,156)	-	(2,507,156)

Deficit, beginning of period		(146,757,018)	1,587,565	(145,169,453)

Deficit, end of period		(150,694,344)	2,130,947	(148,563,397)

Cash Flows

The adoption of IFRS has had no impact on the net cash flows of the Company. The presentation of the cash flow statement in accordance with IFRS differs from the presentation of cash flow statement in accordance with Canadian GAAP. The changes made to the consolidated statements of financial position and consolidated statements of comprehensive loss have resulted in the reclassification of amounts on the consolidated statements of cash flows. IAS 7, Statement of Cash Flows, requires that cash flows relating to finance costs/interest and income tax to be separately presented within the relevant cash flow categories. Under Canadian GAAP these amounts were previously excluded from the reconciliation of changes in net cash flows and instead disclosed as part of the notes to the consolidated financial statements. These amounts have been included in the reconciliation of ‘cash flows from operating activities’ within the consolidated statement of cash flows under IFRS.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2012 AND 2011
(Expressed in United States dollars, unless otherwise noted)

Notes to the reconciliation as previously reported under Canadian GAAP to IFRS

Change in mineral property, plant and equipment		June 1, 2010	May 31, 2011
Change in functional currency of subsidiaries	(a)	10,037,910	8,924,517
Recognition and amortization of closure and reclamation asset	(b)	587,596	465,032
Change in estimate of provision for closure and reclamation	(b)	-	4,051,960
Capitalization of borrowing costs	(h)	-	357,774
Impact of componentization	(i)	(629,499)	(629,499)
		9,996,007	13,169,784

Change in provision for closure and reclamation
Recognition and accretion of closure and reclamation asset	(b)	117,471	(108,345)
Change in estimate of provision for closure and reclamation	(b)	-	4,051,960
		117,471	3,943,615

(a) Change in Functional Currency of subsidiaries

Under IAS 21, the functional currency of several of the Company’s subsidiaries was determined to be U.S. dollars from inception of these subsidiaries. Under Canadian GAAP, prior to March 1, 2009, the Canadian dollar was determined to be the measurement currency of the Company’s operations and these operations were translated to the Canadian dollar for presentation purposes until February 28, 2009. As of March 1, 2009, the functional currency of the Company was determined to be U.S. dollar and under Canadian GAAP the value of property, plant and equipment, mineral properties, and certain other balances was re-measured and the resulting impact was charged to OCI. Under IAS 21, the entries to OCI were reversed to bring the impacted balances back to the original U.S. dollar values and any associated expense such as depreciation or depletion was recalculated from March 1, 2009 on these original dollar values taking into consideration actual activity in the period.

(b) Provision for closure and reclamation

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), a change in the current market based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates. In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. As a result, the provision for reclamation and closure has been re-measured as at the date of transition which increased the reclamation asset and the reclamation obligation. At May 31, 2011, the Company determined a new estimate of provision for closure and reclamation under Canadian GAAP. An increase to the provision and related asset is required under IFRS related to the different discount rate applicable under IFRS.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2012 AND 2011
(Expressed in United States dollars, unless otherwise noted)

(c) Change in depletion, depreciation and accretion

The re-measurement of the provision for closure and reclamation under IAS 37 resulted in an increase in the related reclamation asset, which resulted in an increase in the amount of depletion recognized against the asset under IFRS. Under IFRS, accretion is considered to be a finance charge and not an operating expense. Accretion has been reduced to zero and the recalculated amount of finance cost to be recognized due to a passage of time has been was been recorded. In addition, as a result of the foreign currency treatment described in note (a) above, depreciation, amortization and depletion on property, plant and equipment and mineral properties have increased as they are based on revised amounts.

Effect on the statement of operations and comprehensive loss		Year ended
		May 31, 2011
Additional expense resulting from change in functional currency of subsidiaries	(a)	(1,052,065)
Additional depletion on re-measurement of closure and reclamation asset	(b)	(122,564)
Change in depreciation and depletion		(1,174,629)
Additional depreciation resulting from change in functional currency	(a)	(16,972)
Reversal of accretion on original reclamation obligation	(b)	359,448
Change in general and administrative expenses		342,476
Accretion of provision for closure and reclamation	(b)	(133,632)
Accretion of community support obligation	(d)	(196,680)
Capitalization of borrowing costs	(h)	55,520
Change in finance costs		(274,792)
Net additional expense		(1,106,945)

(d) Community Support Obligation

Under IAS 37, the Company has determined it has a constructive obligation with respect to future community support payments. The Company must measure the fair value of this liability at each reporting date at its present value. This present value is accreted as finance cost and is recognized due to a passage of time.

(e) Convertible Senior Secured Notes Conversion Feature

Under IAS 32, Financial Instruments – Presentation, (“IAS 32”), a contract that will or may be settled in the Company’s own equity instruments which is not at a fixed number of the Company’s own equity instruments is classified as a financial liability. Under IAS 32, the conversion option is considered a derivative as the Company will be required to provide a variable number of shares in its own equity should a holder decide to exercise the conversion option. Accordingly, the conversion feature is recorded as a financial liability and stated at fair value at the end of each period. Under Canadian GAAP, these instruments were considered equity instruments and changes in fair value subsequent to initial recognition were not recognized.

(f) Share Purchase Warrants

At June 1, 2010, the Company had 33.7 million non-brokers share purchase warrants outstanding with C$ exercise prices included in equity. Under IAS 39, Financial Instruments - Recognition and Measurement, share purchase warrants issued with exercise prices denominated in a currency other than the functional currency of the entity are classified and presented as derivative liabilities and measured at fair value. Accordingly the carrying amount of all non-broker share purchase warrants were reclassified from equity to non-current liabilities and re-measured at fair value with the difference between the fair value and amount removed from equity being recognized as an adjustment to opening retained earnings. The share purchase warrant liability has been re-measured each period end with the difference to mark-to-market gain (loss) on share purchase warrants.

Transaction costs related to warrants classified as derivatives are expensed under IFRS as opposed to an offset to the warrants equity balance under Canadian GAAP. Transaction costs associated with share purchase warrants of $1,912,458 were expensed during the third quarter of fiscal 2011.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2012 AND 2011
(Expressed in United States dollars, unless otherwise noted)

(g) Re-measurement of share-based compensation expense

As allowed by Canadian GAAP, the Company made a single fair value estimate for all tranches included in a given grant of share purchase options, recognized share-based payments on a graded vesting schedule and recognized the impact of actual forfeitures as they occurred. Under IFRS 2, individual tranches of an equity issuance are to be treated as separate grants, measured at their respective fair value and recognized in expense over their respective vesting pattern. Furthermore, forfeitures have to be estimated and incorporated in measurement of stock-based compensation. This has resulted in differences in the amount of share-based payment expense that recognized under IFRS with corresponding adjustments to share-based payment reserve (contributed surplus under Canadian GAAP).

(h) Borrowing costs

Under IAS 23, the Company capitalizes interest on qualifying assets. Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings. Borrowing costs are capitalized to Mineral property, plant and equipment.

(i) Componentization of mineral property, plant and equipment

Under Canadian GAAP, the Company followed a practice of depreciating plant and equipment at the individual asset level over their estimated useful lives. IAS 16, Property, Plant and Equipment, (“IAS 16”) requires that significant components of each asset are separately identified and depreciated based on their respective estimated useful lives. The company reviewed componentization of its mineral property, plant and equipment, and identified certain additional components. Retroactive application of IAS 16 resulted in a decrease in the carrying amounts of mineral property, plant and equipment and an increase in accumulated deficit.

(j) Non-controlling interests and dilution gains

Under Canadian GAAP, non-controlling interests were presented as a separate item between liabilities and shareholders’ equity in the statement of financial position and the non-controlling interests’ share of income (loss) were deducted in calculating net income (loss) and comprehensive income of the entity. Under IFRS, the non-controlling interests’ share of the net assets is included in equity and their share of the comprehensive income is allocated directly to equity. Under Canadian GAAP dilution gains are recorded within the statement of operations. Under IFRS dilution gains which do not lead to a loss of control are recorded as an equity transaction. For the year ended May 31, 2011 this resulted in an increase to net loss of $449,572 and a corresponding increase to equity in relation to dilution gains recorded under Canadian GAAP.

(k) Shareholders’ Equity and Deficit adjustments

The following details the changes in total shareholder’s equity and the increase (decrease) of the accumulated deficit of the Company:

Change in shareholders' equity balances		June 1, 2010	May 31, 2011

Reclassification of share purchase warrants from equity to liabilities	(f)	(11,890,265)	(25,445,925)
Re-measurement of unvested stock options	(g)	(28,883)	(532,539)
Reclassification to share capital on exercise of share purchase warrants	(f)	200,298	9,742,652
Reclassification of conversion feature from equity to liability	(e)	(495,121)	(42,817)
Eliminate cumulative translation adjustment to deficit		6,733,242	6,733,242
Adjustments to deficit (table following)		1,587,565	2,130,947
		(3,893,164)	(7,414,440)

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2012 AND 2011
(Expressed in United States dollars, unless otherwise noted)

Adjustments impacting deficit		June 1, 2010	May 31, 2011

Eliminate cumulative translation adjustment to deficit		6,733,242	6,733,242
Impact of change in functional currency of subsidiaries	(a)	(4,277,618)	(4,497,612)
Impact of unwinding the discount of provision for closure and
reclamation due to passage of time, net of amortization of related asset	(b)	470,125	573,377
Re-measurement of unvested stock options	(g)	28,883	80,236
Re-measurement of share purchase warrants at fair value	(f)	6,659,063	6,551,710
Transaction costs associated with share purchase warrants expensed	(f)	-	(1,912,458)
Re-measurement of conversion liability at fair value	(e)	239,028	495,110
Recognition of and change in community support obligation	(d)	(7,635,659)	(8,128,089)
Capitalization of borrowing costs	(h)	-	357,774
Impact of componentization of mineral property, plant and equipment	(i)	(629,499)	(629,499)
Difference in treatment of non-controlling interests	(j)	-	2,507,156
		1,587,565	2,130,947